SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR April 28, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Federal Public Service
CVM –Brazilian Securities and Exchange Comission
DFP – FINANCIAL STATEMENTS    Base date – 12/31/2003       Corporate Legislation
Commercial Companies, Industrial Companies, and others

The registration with the CVM does not imply any evaluation whatsoever of the Company, whose officers are responsible for the accuracy of the information provided.

01.01 – IDENTIFICATION
1 –CVM CODE 01444-3	2 – company's name CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –CNPJ 43.776.517/0001-80
4 – NIRE 35300016831

01.02 – HEAD-OFFICE
1 – full address			2 – borough or district
Rua Costa Carvalho, 300			Pinheiros
3 – zip code	4 – city			5 – state
05429-900	São Paulo			SP
6 – area code	7 – telephone	8 – telephone	9 – telephone	10 – TELEX
011	3388-8000	3388-8200	3388-8201
11– area code	12 – FAX	13 – FAX	14 – FAX
011	3813-0254	-	-
15 – E-MAIL
dalmonogueira@sabesp.com.br

01.03 – INVESTORS' RELATIONS OFFICER (Company's Mail Address)
1 – name
Rui de Britto Álvares Affonso
2 – full address			3 – borough or district
Rua Costa Carvalho, 300			Pinheiros
4 – zip code	5 – city			6 – state
05429-900	São Paulo			SP
7 – area code	8 – telephone	9 – telephone	10 – telephone	11 – TELEX
011	3388-8247
12 – area code	13 – FAX	14 – FAX	15 – FAX
011	3815-4465	-	-
16 – E-MAIL
raffonso@sabesp.com.br

01.04 – REFERENCE / AUDITOR
Fiscal year	1 – beginning	2 – end
1 – Last	01/01/2003	12/31/2003
2 – next to last	01/01/2002	12/31/2002
3 – last but two	01/01/2001	12/31/2001
4 – Auditor’s Name/Corporate name Deloitte Touche Tohmatsu Auditores Independentes		5 – CVM code 00385-9
6 – Person in charge for the auditing company Marco Antonio Brandão Simurro		7 – CPF of person in charge 755.400.708-44

01.05 – CAPITAL COMPOSITION
Number of shares (thousand)	1 12/31/2003	2 12/31/2002	3 12/31/2001
Paid-up Capital
1 – Common Shares	28,479,577	28,479,577	28,479,577
2 – Preferred Shares	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Shares
1 – Common Shares	0	0	0
2 – Preferred Shares	0	0	0
6 – Total	0	0	0

01.06 – COMPANY’S DATA
1 – Type of company Commercial, Industrial and Other Companies
2 – Type of status Operating
3 – Nature of stockholding control State-owned
4 – activity code 1990300 – Water, Sanitation and Gas Services
5 – Main activity Water treatment, processing and distribution; Sewer collection and processing
6 – Type of consolidated Not submitted

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS
1 – Ítem	2 – CNPJ	3 – company’s name

01.08 – CASH INCOME DELIBERATED AND/OR PAID
1 - Ítem	2 – event	3 – approval	4 – income	6 - beginning of the payment	7 – Share type	8 – income per share
01	RCA	04/24/2003	Interests on capital	06/30/2004	ON	0.0014100000
02	RCA	05/29/2003	Interests on capital	06/30/2004	ON	0.0041500000
03	RCA	11/20/2003	Interests on capital	06/30/2004	ON	0.0054400000
04	RCA	01/08/2004	Interests on capital	06/30/2004	ON	0.0067000000

01.09 – INVESTORS' RELATIONS OFFICER
1 – Date 03/29/2004	2 – Signature

02.01 – Balance sheet - Assets (thousand reais)
1 - Account code	2 - Account description	3 – 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
1	Total assets	16,530,670	16,348,651	15,870,452
1.01	Current assets	1,157,721	1,608,900	1,323,649
1.01.01	Cash and cash equivalents	281,013	414,671	412,788
1.01.01.01	Cash, banks and temporary cash investments	252,441	412,650	328,744
1.01.01.02	Foreign currency	26,590	0	82,181
1.01.01.03	Others cash and cash equivalents	1,982	2,021	1,863
1.01.02	Credits	811,701	911,235	811,736
1.01.02.01	Accounts receivable	811,701	911,235	811,736
1.01.03	Inventories	22,308	22,642	21,887
1.01.03.01	Operating storage inventory	22,308	22,642	21,887
1.01.04	Others	42,699	260,352	77,238
1.01.04.01	Accounts receivable from shareholder	0	116,990	19,740
1.01.04.02	Taxes to be carried forward	1,140	64,181	27,415
1.01.04.03	Deferred income and social contribution taxes	29,684	58,502	0
1.01.04.04	Other accounts receivables	11,875	20,679	30,083
1.02	Long term assets	1,260,010	1,018,550	920,462
1.02.01	Sundry credits	1,260,010	1,018,550	920,462
1.02.01.01	Accounts receivable	185,090	12,409	11,017
1.02.01.02	Indemnities receivable	148,794	148,794	148,794
1.02.01.03	Escrow deposits	17,576	23,507	16,092
1.02.01.04	GESP agreement	484,800	607,374	649,057
1.02.01.05	Receivables from shareholder	170,363	0	0
1.02.01.06	Deferred income and social contribution taxes	222,804	206,033	91,340
1.02.01.07	Other receivables	30,583	20,433	4,162
1.03	Permanent assets	14,112,939	13,721,201	13,626,341
1.03.01	Investments	740	740	740
1.03.01.03	Other investments	740	740	740
1.03.01.03.01	Shares in other companies	669	669	669
1.03.01.03.02	Shares in other companies with tax incentive	49	49	49
1.03.01.03.03	Compulsory deposits – Eletrobrás	22	22	22
1.03.02	Property, plant and equipment	14,063,248	13,670,781	13,509,950
1.03.02.01	Property, plant and equipment in use	11,871,106	11,177,642	11,106,128
1.03.02.02	Construction in progress	2,192,142	2,493,139	2,403,822
1.03.03	Deferred assets	48,951	49,680	115,651
1.03.03.01	Organizational and reorganizational expenses	48,951	49,680	115,651

02.02 – Balance Sheet - Liabilities (thousand reais)
1 - Account code	2 - Account description	3 – 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
2	Total liabilities	16,530,670	16,348,651	15,870,452
2.01	Current liabilities	1,728,322	2,085,466	1,518,559
2.01.01	Loans and Financing	500,537	1,300,661	546,076
2.01.02	Debêntures	496,461	31,808	3,246
2.01.02.01	Debentures 3rd issue	366,465	0	0
2.01.02.02	Debentures 4th issue	100,001	0	0
2.01.02.03	Interest on debentures	29,995	31,808	3,246
2.01.03	Suppliers	51,934	36,611	81,023
2.01.04	Taxes, fees and contributions	84,488	85,921	80,189
2.01.04.01	PAES/ REFIS Program	33,201	63,193	57,274
2.01.04.02	Cofins and Pasep	23,428	7,934	5,898
2.01.04.03	Income tax	4,396	0	0
2.01.04.04	Social Security (INSS)	15,055	12,910	10,121
2.01.04.05	Other	8,408	1,884	6,896
2.01.06	Provisions	19,266	179,935	166,240
2.01.06.01	Cofins/Pasep – Law 9718/98	0	170,494	111,035
2.01.06.02	Finsocial	7,872	7,872	51,753
2.01.06.03	For contingencies with costumers	11,394	1,569	3,452
2.01.08	Others	575,636	450,530	641,785
2.01.08.01	Payroll and related charges	135,294	85,751	75,313
2.01.08.02	Services	47,580	39,987	35,499
2.01.08.03	Interest on capital	242,524	235,255	528,341
2.01.08.04	Deferred income and social contribution taxes	45,502	86,169	0
2.01.08.05	Agreement – São Bernado do Campo	100,526	0	0
2.01.08.06	Others liabilities	4,210	3,368	2,632
2.02	Long-term liabilities	7,225,405	7,016,709	6,355,203
2.02.01	Loans and financing	5,636,641	5,458,407	5,207,535
2.02.02	Debentures	630,624	1,086,780	665,662
2.02.02.01	Debentures 3rd issue	0	365,627	365,662
2.02.02.02	Debentures 4th issue	199,999	300,000	300,000
2.02.02.03	Debentures 5th issue	430,625	421,153	0
2.02.03	Provisions	384,571	237,370	76,625
2.02.03.01	Provisions for labor indemnities	24,195	19,131	15,267
2.02.03.02	Civil	20,031	11,329	2,566
2.02.03.03	Social securities charges	6,594	6,000	4,874
2.02.03.04	With suppliers	157,832	107,380	53,418
2.02.03.05	With customers	169,773	89,066	0
2.02.03.06	Other	6,146	4,464	500

02.02 – Balance Sheet - Liabilities (thousand reais)
1 - Account code	2 - Account description	3 – 12/31/2003	4- 12/31/2002	5 - 12/31/2001
2.02.05	Others	573,569	234,152	405,381
2.02.05.01	Deferred income and social contribution taxes	121,117	75,880	256,839
2.02.05.02	PAES/ REFIS Program	282,214	73,725	124,093
2.02.05.03	Social security charges	145,540	68,336	8,238
2.02.05.04	Other payables	24,698	16,211	16,211
2.05	Shareholders’ equity	7,576,943	7,246,476	7,996,690
2.05.01	Capital	3,403,688	3,403,688	3,403,688
2.05.02	Capital reserves	50,739	49,503	40,979
2.05.02.01	Aid for works	34,959	33,723	25,199
2.05.02.02	Incentive reserves	15,780	15,780	15,780
2.05.03	Revaluation reserves	2,723,720	2,857,965	2,953,806
2.05.03.01	Owned assets	2,723,720	2,857,965	2,953,806
2.05.04	Profit reserves	1,398,796	935,320	1,598,217
2.05.04.01	Legal reserve	146,340	104,674	104,674
2.05.04.07	Other profit reserves	1,252,456	830,646	1,493,543
2.05.04.07.01	Investment reserve	1,252,456	830,646	1,493,543

03.01 – INCOME STATEMENT
1 - Account code	2 - Account description	3 – 01/01/2003	4- 01/01/2002	5 - 01/01/2001
3.01	Gross revenue from sales and/or services	4,307,534	3,962,436	3,543,508
3.02	Gross revenue deductions	(197,650)	(195,289)	(108,741)
3.03	Net revenue from sales and/or services	4,109,884	3,767,147	3,434,767
3.04	Cost of assets and/or services	(2,046,834)	(1,814,976)	(1,590,435)
3.05	Gross profit	2,063,050	1,952,171	1,844,332
3.06	Operating expense/income	(897,517)	(2,887,456)	(1,640,884)
3.06.01	Selling expenses	(297,302)	(385,139)	(332,597)
3.06.02	General and administrative expenses	(253,738)	(226,024)	(203,135)
3.06.03	Financial	(346,477)	(2,276,293)	(1,105,152)
3.06.03.01	Financial income	291,502	142,753	99,938
3.06.03.02	Financial expenses	(637,979)	(2,419,046)	(1,205,090)
3.07	Operating income	1,165,533	(935,285)	203,448
3.08	Non-operating expense	(54,455)	(3,424)	(76,920)
3.08.01	Income	8,341	16,646	11,590
3.08.02	Expenses	(62,796)	(20,070)	(88,510)
3.08.02.01	Loss on disposal of property, plant and equipment	(61,654)	(16,479)	(84,948)
3.08.02.02	Other	(1,142)	(3,591)	(3,562)
3.09	Income before tax/participations	1,111,078	(938,709)	126,528
3.10	Income and social contribution taxes	(216,089)	(2,842)	(21,477)
3.10.01	Income tax	(168,083)	(2,842)	(21,477)
3.10.02	Social contribution tax	(48,006)	0	0
3.11	Deferred income and social contribution taxes	(26,547)	326,157	111,176
3.11.01	Deferred income tax	(7,588)	60,531	36,090
3.11.02	Deferred social contribution tax	(18,959)	86,358	27,805
3.11.03	Deferred income tax reversal	0	179,268	47,281
3.12	Statutory participations / contributions	(35,122)	(35,122)	0
3.12.01	Participations	0	0	0
3.12.02	Contributions	(35,122)	(35,122)	0
3.12.02.01	Extraordinary item	(35,122)	(35,122)	0
3.13	Reversal of interest on capital	0	0	0
3.15	Net income/ loss	833,320	(650,516)	216,227
	Number of shares, ex-treasury shares (thousands)	28,479,577	28,479,577	28,479,577
	Earning per share	0.02926		0.00759
	Loss per share		(0.02284)

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (Thousands Reais)
Account code	Account description	01/01/2003 to 12/31/2003	01/01/2002 to 12/31/2002	01/01/2001 to 12/31/2001
4.01	Sources	2,533,589	1,515,711	1,444,602
4.01.01	From operations	1,472,219	1,032,948	1,106,518
4.01.01.01	Net income/ loss	833,320	(650,516)	216,227
4.01.01.02	Items not affecting working capital	638,899	1,683,464	890,291
4.01.01.02.01	Depreciation and amortization	564,455	519,075	477,329
4.01.01.02.02	Disposal of property, plant and equipment	61,657	16,479	85,513
4.01.01.02.03	Write-off of deferred charges	984	0	0
4.01.01.02.04	Monetary variations on long-term assets	(9,437)	(263)	(398)
4.01.01.02.05	Provision for contingencies	147,201	160,744	49,009
4.01.01.02.06	Social security charges	77,204	60,098	(293)
4.01.01.02.07	Interest and monetary and exchange variations on long-term liabilities - Taxes payable	17,165	10,092	13,922
4.01.01.02.08	Interest and monetary and exchange variations on long-term liabilities - Loans and financing	(248,796)	1,202,987	376,385
4.01.01.02.09	Deferred income and social contribution taxes on noncurrent assets	(16,771)	(114,693)	(58,922)
4.01.01.02.10	Deferred income and social contribution taxes on long-term liabilities	45,237	(171,055)	(52,254)
4.01.03	From third parties	1,061,370	482,763	338,084
4.01.03.01	Decrease in non current assets	0	16,868	0
4.01.03.02	Loans and financing, long-term	860,323	457,371	327,907
4.01.03.03	Changes in long-term liabilities	199,811	0	8,339
4.01.03.04	Donations	1,236	8,524	1,838
4.02	Uses	2,627,624	1,797,367	2,374,528
4.02.01	Changes in non current assets	215,252	0	647,335
4.02.02	Changes in long-term liabilities	0	9,903	0
4.02.03	Permanent assets - Property, plant and equipment	1,009,365	619,191	719,027
4.02.04	Permanent assets - Deferred charges	9,469	11,223	16,336
4.02.05	Transfer from long-term to current liabilities - Loans and financing	889,449	988,367	447,161
4.02.06	Transfer from long-term to current liabilities - Taxes payable	0	60,461	54,821
4.02.07	Interest on capital	504,089	108,222	489,848
4.03	Increase/Decrease	(94,035)	(281,656)	(929,926)
4.04	Changes in	(451,179)	285,251	(200,869)
4.04.01	Current assets - At beginning of year	1,608,900	1,323,649	1,524,518
4.04.02	Current assets - At end of year	1,157,721	1,608,900	1,323,649
4.05	Changes in	(357,144)	566,907	729,057
4.05.01	Current liabilities - At beginning of year	2,085,466	1,518,559	789,502
4.05.02	Current liabilities - At end of year	1,728,322	2,085,466	1,518,559

05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003 (Thousand Reais)
Account code	Account description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserve	Net income (loss)	Total
5.01	At beginning of year	3,403,688	49,503	2,857,965	935,320	0	7,246,476
5.04	Realization of reserve	0	0	(134,245)	0	134,245	0
5.04.01	Realization of revaluation reserve	0	0	(134,245)	0	134,245	0
5.06	Net income (loss)	0	0	0	0	833,320	833,320
5.07	Allocation	0	0	0	463,476	(967,565)	(504,089)
5.07.01	Legal reserve	0	0	0	41,666	(41,666)	0
5.07.02	Interest on capital	0	0	0	0	(504,089)	(504,089)
5.07.03	Investment reserve	0	0	0	421,810	(421,810)	0
5.08	Others	0	1,236	0	0	0	1,236
5.08.01	Donations	0	1,236	0	0	0	1,236
5.09	At end of year	3,403,688	50,739	2,723,720	1,398,796	0	7,576,953

05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2002 TO 12/31/2002 (Thousand Reais)
Account code	Account description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserve	Net income (loss)	Total
5.01	At beginning of year	3,403,688	40,979	2,953,806	1,598,217	0	7,996,690
5.04	Realization of reserve	0	0	(95,841)	0	95,841	0
5.04.01	Realization of revaluation reserve	0	0	(95,841)	0	95,841	0
5.06	Net income (loss)	0	0	0	0	(650,516)	(650,516)
5.07	Allocation	0	0	0	(662,897)	554,675	(108,222)
5.07.02	Interests on capital	0	0	0	0	(108,222)	(108,222)
5.07.03	Investment reserve	0	0	0	(662,897)	662,897	0
5.08	Others	0	8,524	0	0	0	8,524
5.08.01	Donations	0	8,524	0	0	0	8,524
5.09	At end of year	3,403,688	49,503	2,857,965	935,320	0	7,246,476

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2001 TO 12/31/2001 (Thousand Reais)
Account code	Account description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserve	Net income (loss)	Total
5.01	At beginning of year	3,403,688	39,141	3,083,658	1,741,986	0	8,268,473
5.04	Realization of reserve	0	0	(129,852)	0	129,852	0
5.04.01	Realization of revaluation reserve	0	0	(129,852)	0	129,852	0
5.06	Net income (loss)	0	0	0	0	216,227	216,227
5.07	Allocation	0	0	0	(143,769)	(346,079)	(489,848)
5.07.01	Legal reserve	0	0	0	10,811	(10,811)	0
5.07.02	Interests on capital	0	0	0	0	(489,848)	(489,848)
5.07.03	Investment reserve	0	0	0	(154,580)	154,580	0
5.08	Others	0	1,838	0	0	0	1,838
5.08.01	Donations	0	1,838	0	0	0	1,838
5.09	At end of year	3,403,688	40,979	2,953,806	1,598,217	0	7,996,690

Federal Public Service
CVM –Brazilian Securities and Exchange Comission
DFP – FINANCIAL STATEMENTS	Corporate Legislation
Commercial Companies, Industrial Companies, and others	Base date – 12/31/2003

01444-3	CIA SANEAMENTO BÁSICO ESTADO DE SÃO PAULO	43.776.517/0001-80

09.01 – INDEPENDENT AUDITORS’ REPORT - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.

We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), as of December 31, 2003, and the related statements of operations, changes in shareholders’ equity, and changes in financial position for the year then ended, entitled “Corporate law”, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2003, and the results of its operations, the changes in shareholders’ equity, and the changes in its financial position for the year then ended in conformity with Brazilian accounting practices.

4.

The supplementary information for the year ended December 31, 2003, consisting of the financial statements in constant purchasing power currency, prepared in accordance with the criteria described in Note 17, and the statements of cash flows and value added, is presented for purposes of permitting additional analyses and is not a required part of the basic financial statements. This supplementary information was audited by us in accordance with the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

5.

The financial statements for the year ended December 31, 2002, as well as the supplementary information for the year then ended, presented for comparative purposes, were audited by other independent auditors, whose report thereon, dated March 12, 2003, was unqualified.

6.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 25, 2004

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

Federal Public Service
CVM –Brazilian Securities and Exchange Comission
DFP – FINANCIAL STATEMENTS	Corporate Legislation
Commercial Companies, Industrial Companies, and others	Base date – 12/31/2003

01444-3	CIA SANEAMENTO BÁSICO ESTADO DE SÃO PAULO	43.776.517/0001-80

10.01 – MANAGEMENT REPORT

The Management of Companhia de Saneamento Básico do Estado de São Paulo (SABESP) presents for its shareholders the Management Report and financial statements for the year ended December 31, 2003, together with the reports of the Independent Auditors and the Fiscal Council.

SABESP’s mission has always been and remains that of bringing quality of life to the population. Today, SABESP is Latin America’s largest basic sanitation company and its excellence in providing services and the quality of its product have earned it worldwide recognition.

In 2003, SABESP celebrated its 30th anniversary. Over the course of its history, constant investments in large scale construction projects and the application of new technologies ensure that the Company continues providing water and sewage services to over 25 million people in the State of São Paulo.

In December 2003, the Company’s area of operations was expanded with the acquisition of the water and sewage system of the Municipality of São Bernardo do Campo, the fourth largest municipality in the State of São Paulo. This acquisition has quite positive aspects, involving the resolution of the debt that the municipality had with SABESP, minimizing these risks, with positive effects on the costs of financing, as well as providing gains of scale through the dilution of fixed costs.

This transfer of services allows SABESP to evolve in integrating the water and sanitary sewage systems of the ABC region, with positive impacts on the Tietê River Depollution Program and greater effectiveness in actions to protect wellsprings in the region, which will result in social and environmental benefits.

With the São Bernardo do Campo operation, SABESP expands its market in the São Paulo Metropolitan Region by approximately 5%.

In the economic-financial scenario, 2003 was marked by the continuity of austere economic policy, postponing expectations of economic growth to 2004. Control of inflation, the beginning of structural reforms and extraordinary gains in the trade balance were important factors that contributed to reducing Brazil’s sovereign risk and stabilizing the local currency. The Brazilian real appreciated in relation to the US dollar, significantly contributing to the Company’s financial results to match the good performance of results from operations.

Net income for the year, totaling R$ 833.3 million, was the result of increased operating revenue, the effect of the Brazilian real’s appreciation in relation to the US dollar during the period, and better operating performance.

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

1. THE COMPANY

The Company is engaged in providing water supply and sewage collection and treatment services for the population of 368 of the 645 municipalities of the State of São Paulo, including the municipality of Itapira, which was assumed by SABESP in February 2004. In addition, it is responsible for the sale of treated water and makes its sewage treatment system available to 6 municipalities of the São Paulo Metropolitan Region, not directly operated by SABESP.

In the municipalities where it operates, the water distribution network totals approximately 57,000 km, and the sewage network, nearly 36,000 km.

In 2003, SABESP brought treated water to 165,000 new homes, accompanying the population’s natural growth and including an additional 171,000 to its sewage collection network, maintaining universal supply, raising the collection rate to 78% and treating over 60% of collected sewage.

2 – OPERATING REVENUE

Gross operating revenue reached R$ 4.3 billion, up 8.7%, and net revenue totaled R$ 4.1 billion, an increase of 9.1% compared to 2002. This growth was influenced by the across-the-board tariff adjustment of 18.95%, effective on August 29, 2003, except for the population registered under the categories “Social” and “Shantytown”, whose adjustment was 9%, benefiting approximately 1.9 million people.

The percentage of SABESP’s adjustment in 2003 was established with the use of the new formula for calculating the Tariff Adjustment Index (IRT), better reflecting the changes in costs and expenses incurred in water supply and sewage collection services.

3 – RESULTS FROM OPERATIONS

Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) reached R$ 2.1 billion, representing a growth of 11.6% in relation to 2002. Consequently, the EBITDA margin went from 49.4% in 2002 to 50.5% in 2003.

4. NET INCOME

Net income for the year was R$ 833.3 million, as a result of the increase in operating revenue, and the effect of the Brazilian real’s appreciation in relation to the US dollar during the year.

5. PAYMENTS TO SHAREHOLDERS

In 2003, the Company’s Board of Directors approved the payment of interest on capital in the amount of R$ 504 million. The amounts announced related to results for 2003 are as follows.

2003 – Period	Interest on Capital
(R$/thousand shares)

First Quarter	1.41
April	4.15
October	5.44
November and December	6.70

Total	17.70

6. EVOLUTION OF PERFORMANCE AND INDEBTEDNESS

At the end of 2003, total indebtedness (54.2%) was practically at the same level as the prior year, while the ratio of debt to EBITDA returned to the same level as 2001.

Short-term debt versus total debt decreased to 13.7%, indicating the maintenance of an equilibrium in the total debt structure.

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net operating revenue (R$ million)	1,910	2,411	2,902	3,101	3,236	3,356	3,435	3,767	4,110
Net income (loss) (R$ million)	26	58	280	542	(235)	521	216	(651)	833
EBITDA (R$ million)	974	1,156	1,376	1,638	1,873	1,868	1,786	1,860	2,076
EBITDA margin - %	51.0	47.9	47.4	52.8	57.9	55.7	52.0	49.4	50.5
Debt / EBITDA - x	3.1	3.1	3.1	3.0	3.1	3.2	3.6	4.2	3.5
Short-term Debt / Total Debt - %	5.5	15.5	17.6	17.5	14.3	6.4	8.5	16.9	13.7
Total Liabilities / Total Assets - %	34.1	37.0	39.6	42.3	45.3	45.6	49.8	55.7	54.2

7. OPERATING INDICATORS

The volume of retail water billed, in 2003, declined 0.8% in relation to the prior year, while the volume of sewage grew 0.4%, as shown in the tables below.

Atypical meteorological conditions in 2003, which continued for the third year in a row, led to the need for institutional campaigns encouraging the saving and rational use of water, which resulted in a reduction in the volume of water billed.

On the other hand, the growth in the volume of sewage billed demonstrates an improvement in operational efficiency, optimization of the system and the Company’s efforts to expand sanitary sewage services.

Volume of Retail Water and Sewage Billed by Customer Category (millions of m³)
User Category	Water			Sewage
	2002	2003	Var.	2002	2003	Var.
Residential	1,204.8	1,199.1	(0.5)	913.6	918.9	0.6
Commercial	146.7	142.5	(2.9)	127.4	125.6	(1.4)
Industrial	31.2	30.8	(1.3)	27.8	29.2	5.0
Public	47.9	46.4	(3.1)	36.7	36.0	(1.9)
Total Retail	1,430.6	1,418.8	(0.8)	1,105.5	1,109.7	0.4

Volume of Retail Water and Sewage Billed by Region (millions of m³)
Region	Water			Sewage
	2002	2003	Var.	2002	2003	Var.
SP Metropolitan Region	936.3	932.0	(0.5)	734.5	741.0	0.9
Regional Systems*	494.3	486.8	(1.5)	371.0	368.7	(0.6)
Total Retail	1,430.6	1,418.8	(0.8)	1,105.5	1,109.7	0.4
(*) Comprising the Coastal and Interior regions of the State.

The Company continues to expand its services, as can be observed in the following table, through the evolution of the number of water and sewage connections and the population served.

Operating Indicators	1995	1996	1997	1998	1999	2000	2001	2002	2003(5)	03/02
Water connections(1)	4,111	4,324	4,601	4,946	5,242	5,535	5,717	5,898	6,044	2.5%
Sewage connections(1)	2,870	3,019	3,277	3,559	3,763	3,976	4,128	4,304	4,462	3.7%
Population served	water(2)	17.4	17.6	18.5	19.1	19.4	20.6	20.9	21.2	21.3	0.5%
	sewage(2)	12.9	13.1	14.0	14.8	15.1	15.9	16.2	16.8	17.2	2.4%
Billed volume	bulk water(3)	315	357	368	388	393	318	322	339	346	2.1%
	retail water(3)	1,323	1,348	1,409	1,429	1,396	1,413	1,376	1,431	1.419	(0.8%)
	sewage(3)	975	993	1,036	1,066	1,058	1,070	1,054	1,105	1.110	0.4%
No. of employees	18.861	18,467	19,129	19,340	18,324	18,048	18,159	18,505	18,546	0.2%
Operating productivity(4)	370	398	412	440	491	527	542	551	566	2.7%
Notes:
(1) In thousands of units at the end of the period
(2) In millions of inhabitants at the end of the period (not including bulk supply)
(3) In millions of m³
(4) Number of water and sewage connections per employee
(5) Not including the Municipality of São Bernardo do Campo

8 – FINANCING AND LOANS

Financing

For the feasibility of the Multiyear Investment Plan, SABESP negotiated, in 2003, with various financial agents, among which we can highlight:

General Federal Budget (Non-Repayable Funds)
SABESP is the intervenor for the State of São Paulo, which obtained General Federal Budget funds from the Federal Government through the Ministry of Cities, for basic sanitation services.

The construction work refers to the Main Trunk Sewer of the municipalities of Ribeirão Pires and Rio Grande da Serra, in the São Paulo Metropolitan area, for reversal of sewage from these watersheds to the ABC Sewage Treatment Plant .

The total investment is R$ 27.5 million, of which R$ 17.3 million is repassed by the Federal Government through two agreements for the years 2002 and 2003.

FGTS – Severance Fund
In 2003, SABESP signed 16 financing agreements for water and sewage construction work with FGTS funds, whose financial agent is the federal savings bank - Caixa Econômica Federal, subject to interest of 8.0% p.a. + Reference Rate (TR) for water, and 6.5% p.a. + TR for sewage, with a maximum grace period of 36 months and an amortization period of 180 months. Funds in the amount of R$ 324.5 were financed for a R$ 361 million investment, of which R$ 36.5 million was provided from the Company’s own funds.

FEHIDRO – State Water Resources Fund
In 2003, funds were contracted from FEHIDRO for 13 projects, totaling R$ 5.9 million in investments, of which R$ 2.8 million was without financial cost and without repayment obligation, and R$ 3.1 million was provided from the Company’s own funds.

In 2003, FEHIDRO disbursed a total of R$ 518,300 for 28 ongoing projects.

PRODES – National Watershed Depollution Program of the National Water Agency (ANA)
In 2001, six agreements were signed between SABESP and the Federal Government, through the National Water Agency (Pindamonhangaba-Araretama, Pindamonhangaba-Moreira Cesar, Itatiba, São José dos Campos, Hortolândia and São Luiz do Paraitinga), with the purpose of providing financial incentives through payment for treated sewage, under PRODES, totaling R$ 16.2 million.

Of these agreements, construction work in Pindamonhangaba (Moreira Cesar) was completed in 2003, and certification began in March 2004. The other construction work is in progress, with the exception of Itatiba, where the bidding is in the final phase.

In 2003, two agreements were signed related to sewage collection and treatment plants in the municipalities of Arujá and Biritiba Mirim (R$ 3.3 million), totaling nearly R$ 19.5 million for the eight contracts signed.

Japan Bank for International Cooperation (JBIC)
SABESP concluded negotiations with the JBIC (Japan Bank for International Cooperation) to obtain financing in the amount of ¥ 21,320 million, equivalent to R$ 571.5 million, for the Environmental Recovery Program of the Santos Metropolitan Region, a project involving ¥ 39,221 million, equivalent to R$ 1,051.4 million, with SABESP contributing ¥ 17,901 million, equivalent to R$ 479.9 million.

The Legislature of the State of São Paulo passed Law # 10,820/01, granting a counter-guarantee to the Federal Government’s guarantee. The financing has already been approved by COFIEX (Foreign Financing Commission), the Federal Government body that reviews and approves credit operations with foreign government agencies.

In August 2003, the “Note Exchange Agreement” was signed between the representatives of the governments of Brazil and Japan, which is pending approval in the National Congress by the Chamber of Deputies and the Federal Senate (Presidential Message No. 700/2003).

The process related to the granting of the guarantee by the Federal Government to the JBIC will be submitted for approval by the Federal Senate. The respective process is undergoing final analysis in the National Treasury Secretariat (STN) and the Attorney General of the National Treasury (PGFN).

The program was included in the State’s budget for fiscal year 2004, Law # 11,607, of December 29, 2003, and the Budget Guidelines Law, for fiscal year 2004, Law # 11,437, of July 16, 2003.

The operation’s financial conditions have already been accepted by the Company. The main future events are the signing of the financing agreement between SABESP and JBIC, scheduled for May 2004, following the finalization of the process of contracting the Program Manager.

Sanitation Program - 2004
SABESP has filed with the Ministry of Cities, through Caixa Econômica Federal - financial agent of the FGTS, a request to obtain financing for 40 new projects in the amount of R$ 714.2 million (total investment of R$ 794.6 million), under the Water and Institutional Development formats. The consultation letters referring to the 40 projects are with the Ministry of Cities (FGTS fund management body) in Brasília for qualification, organization and selection, seeking to contract the credit operation by the end of April 2004, in accordance with National Monetary Council Resolution # 3153 of December 11, 2003.

BNDES
In August 2002, SABESP signed a financing agreement with the BNDES and four private banks that operate as onlending agents of the BNDES system, in the amount of R$ 240 million, for the federal government’s contribution to the Tietê Project – Phase II. Of this total, R$ 100 million has already been disbursed.

SABESP is concluding all the procedures for the signing, by April 30, 2004, of R$ 300 million in new financing, of which R$ 140 million is allocated for payment of the federal government’s contribution to the Environmental Recovery Program of the Santos Metropolitan Region, which will be financed by the JBIC for sewage projects, and R$ 160 million to finance water projects contractually agreed upon by the JBIC for the Santos Metropolitan Region. The payment conditions will be 3% p.a. + TJLP (Long-Term Interest Rate) for water, and 1% p.a. + TJLP for sewage, with a 10-year term, including a 3-year grace period.

Loans

SABESP has taken the following initiatives to refinance its obligations with the local and international capital markets:

Debentures
In March 2003, SABESP fully renegotiated the third issuance of debentures in the amount of R$ 413 million. Of this total, R$ 367 million is traded on the financial market and R$ 46 million is in the Company’s treasury.

In October 2003, SABESP renegotiated the fifth issuance of debentures in the amount of R$ 400 million.

Eurobonds
In June 2003, SABESP raised US$ 225 million on the international market through the issuance of securities with the main purpose of settling US$ 200 million in Eurobonds maturing on July 15, 2003. The remaining US$ 25 million was applied for the amortization of installments of other dollar-denominated debt, including with the Inter-American Development Bank (IDB) and the World Bank.

9. INVESTMENTS

During 2003, R$ 594 million was invested in the municipalities in the Company’s operating area. The table below shows the investments in water and sewage in the São Paulo Metropolitan area and Regional Systems, in addition to the amount of the recent acquisition of the municipality of São Bernardo do Campo’s system.

INVESTMENT BY REGION – (R$ million)
REGION	WATER	SEWAGE	TOTAL
SP METROPOLITAN REGION	90	309	399
REGIONAL SYSTEMS	72	123	195
TOTAL	162	432	594
Assumption of São B. do Campo	-	-	415
GRAND TOTAL	162	432	1,009

New water and sewage connections and the benefited populations are as follows:

Water and Sewage Connections Performed and Benefited Population – 2003

		SP METRO REGION	REGIONAL SYSTEMS	TOTAL
WATER	Number of new connections[1]	91	65	156
	Benefited population[2]	370	180	550
SEWAGE	Number of new connections[1]	94	68	162
	Benefited population[2]	400	220	620
(1) In thousands of units
(2) In thousands of inhabitants

Notes:	1999 - not including assumption of the municipality of Osasco (R$ 231 million) 2003 - not including the transfer of the municipality of São Bernardo do Campo (R$ 415 million)

São Paulo Metropolitan Region

In 2003, investments in the São Paulo Metropolitan Region totaled R$ 399 million, distributed among various programs for the production and distribution of water, and collection and treatment of sewage, directly serving a population of 14.3 million with water services and 11.4 million with a sewage collection network.

•	Water

In 2003, meteorological conditions were atypical, with monthly rainfall below long-term historical averages, for the third year in a row, especially in the rainy periods of the year (Jan.-March and Oct.-Dec.). This led to a reduction in the natural flow of the tributaries of the wellsprings that make up the production systems that supply the São Paulo Metropolitan Region. Despite this situation, in 2003, a rationing plan was only conducted in the Alto Cotia System. SABESP made every effort to improve the production systems’ operating conditions in order to avoid, as much as possible, actions that could compromise supply to the population.

•	Sewage

For the expansion of the sewage collection systems, approximately 94,000 new connections were made in the São Paulo Metropolitan Region. Simultaneously, SABESP expanded sewage treatment in the São Paulo Metropolitan Region, with the start of construction of a new sanitary sewage system, through the reversal of the sewage collected in the municipalities of Ribeirão Pires, Rio Grande da Serra and Mauá, and industries located at the southern end of the city of Santo André, to the ABC Sewage Treatment Plant .

Estimated at R$ 27.4 million, the system will be one of the first projects in which SABESP, through the Ministry of Cities, will use funds from the General Federal

Budget, responsible for financing 80% of the project, with the Company providing 20% from its own funds.

In the Tietê Project – Phase II, financed by funds from the Inter-American Development Bank (IDB), in 2003, approximately R$ 215 million in funds were used in the construction of 14 km of interceptors, 42 km of mains, 448 km of collection networks and 52,000 new household connections.

•	Operational Development

In the management of the loss reduction program in the São Paulo Metropolitan Region, we can highlight the following achievements in 2003:

  Installation of 132 pressure-reducing valves, expanding the area under control to 30.3% of the distribution network, and providing savings of 3,150 l/s due to the reduction in loss due to leaks.

  Survey of 11,240 km of the distribution network to detect unseen leaks.

  Completion of 441,440 repairs to leaks in the distribution network, averaging 1,200 repairs/day.

  Replacement of 163,800 low-capacity water meters (approximately 5% of the total water meters in the São Paulo Metropolitan Region) and 2,760 high-capacity water meters in 2003, through a Risk Contract, maintaining the average age of total water meters at 4.3 years.

  Identification of 8,800 frauds in water connections, taking the appropriate administrative, operational and commercial measures.

  Continuation of fieldwork to determine actual losses in the water distribution network more adequately, in accordance with guidelines of the IWA (International Water Association).

Regional Systems

SABESP is present in 329 municipalities in Interior and Coastal Region of São Paulo, and in 2003 it made approximately R$ 195 million in investments, with the execution of nearly 65,000 water connections and 68,000 sewage connections, benefiting 180,000 and 220,000 inhabitants in those regions, respectively.

Continuing with the Operational Development Program (PDO), SABESP implemented various actions in municipalities, ranging from automation to refurbishment of operating units, equipment and training, focusing on loss control, micro measurement and automation. Approximately R$ 17 million was invested in this program.

The Loss Control Program in the Coastal and Interior regions is planned through December 2004, mainly comprising sectorization with adequate pressures, survey and repair of leaks, macro and micro measurement, and other actions, based on standardization and training.

Investments were also made in complementing facilities and equipment in sanitary laboratories, acquisition of water meters and equipment, and adjustments in the operational areas, promoting improvements in working conditions and quality of services provided.

10. BUSINESS MANAGEMENT

Business Results Maximization Program

In January 2003, an institutional program was structured with the purpose of increasing business results through management actions. By increasing revenues, reducing expenses and optimizing assets, the Business Results Maximization Program made significant accomplishments, surpassing R$ 73 million in 2003.

Respect for Customers

In 2003, SABESP’s ombudsman office adopted a pro-active stance, always anticipating customers’ demands whenever possible. Thus, it developed various actions to improve capacity to serve the population, such as: identification, evaluation and enhancement of standards for service by SABESP and the ombudsman office, increasing the number of work stations in the ombudsman office’s call center from 3 to 5, resulting in easier access and greater service capacity; partnerships with small claims courts, together with other areas of SABESP and other public utility companies, in the Experimental Differentiated Service Project for amicable solutions to customer complaints, before judgment of lawsuits.

The application of new technologies in customer service and monitoring of cases in the government’s Consumer Protection Department (Procon) gained momentum with the improvement of tools such as the ombudsman office’s Customer Relationship Management (CRM) system, which generates benefits for the Company’s operational and commercial system, and the possibility of accompanying the customer complaint process, from start to final resolution.

The ombudsman office recognized and registered 17,932 complaints in 2003, of which 17,276 had been resolved and closed as of December 31, 2003.

In Procon, 1,837 complaints were filed referring to SABESP. Of these, 1,451 had been resolved and closed by December 31, 2003.

New Tariff Adjustment Formula

On August 29, 2003, SABESP’s IRT (Tariff Adjustment Index) began being calculated through a formula in which the costs and expenses of basic sanitation services are grouped into two portions (“A” and “B”), to reflect their changes more adequately. The “A portion”encompasses expenses accounted for as: electric energy; treatment materials; municipal, state and federal taxes and fees, including the CPMF (tax on bank transactions) and COFINS/PASEP (taxes on revenue); and financial charges from the operation of water resources for public supply purposes. Adjustment of this index is determined by the variation in this group of expenses over the 12 months prior to the application of the adjustment. The “B portion” includes all other costs, and is adjusted through the IPCA (Extended Consumer Price Index), published by the IBGE (Brazilian Institute of Geography and Statistics).

As a result of the application of the new formula, water supply and/or sewage collection service tariffs were adjusted by 18.95% in August 2003, except “Residential - Social” and “Residential - Shantytown” tariffs, which were adjusted by 9.00%.

Quality Actions

In 2003, SABESP had 12 ISO 9001 certifications, one ISO 14001 certification and two ISO 17025 accreditations.

Optimization of Supply System

Various initiatives were carried out to optimize the supply system, among which we can highlight SABESP’s development of a Vendor Managed Inventory (VMI) pilot project, through which we share precise information with our suppliers, in real time, to reduce inventories, optimize logistics, reduce costs and improve customer service, release requests for bids, register suppliers and send electronic invitations to bid (via Internet), in addition to the implementation of in-person bidding (system for monitoring in-person bidding) and SABESP’s online bidding, among others.

Rationalization and Reduction of Electric Energy Costs

Continuing the Energy Efficiency Program, the Company implemented projects developed through agreements with concessionaires: Elektro, Bandeirante and Eletropaulo, in the total amount of R$ 10.5 million, invested by these concessionaires, with the return on the investment made by SABESP coming from the reduction in electric energy bills. In addition, an energy efficiency program was developed through an agreement with the IDB, which will invest US$ 150,000 (interest free), and the renegotiation of electric energy supply contracts, in order to reduce costs.

Information Technology

Implementation of the Georeferenced Information System (GIS Project) was begun, which will allow for a significant improvement in the management and operation of water and sewage networks and facilities in the São Paulo Metropolitan Region. This process of modernizing systems was supported by the evolution of technological platforms, growth in installed infrastructure, the application of new work methods, aligned with the best practices identified in the market, and the enhancement of contracted service management.

It is worth pointing out that the expansion of installed technological infrastructure was accompanied by the growth of the voice and data communication networks and was made in combination with the adoption of new technologies and the implementation of new services and procedures.

SABESP Online Bidding

In October, SABESP launched its online bidding system for purchasing and contracting. The advantages of this system, in which SABESP is one of the pioneers in the State of São Paulo, include cost savings, speed, transparency and easy access, for both SABESP and the suppliers participating in the process, without having to leave their offices.

11. RESEARCH AND DEVELOPMENT

New Business and New Products

•	Reusable water

Reusable water is the product resulting from the treatment of discharge from sewage plants , provided by SABESP for non-potable purposes such as irrigation of green areas, fire fighting, washing of streets, lots and sidewalks, unclogging of storm sewer networks, industrial equipment cooling and other activities that do not require the use of potable water.

To ensure quality after treatment at the plants, SABESP also disinfects the water with chlorine, in order to avoid any problem in possible human contact with the product.

SABESP has signed a one-year agreement with the Municipal Government of São Paulo for the supply of approximately 22.4 million liters of reusable water per month. The water will be used to clean streets where street markets are held, clean public squares, water gardens and clean municipal buildings.

•	Assistance to Municipalities Not Operated by SABESP

As a support body for the State Secretariat of Energy, Water Resources and Basic Sanitation (SERHS), SABESP provides technical assistance to municipalities whose water supply and sewage system concessions are not operated by SABESP. This assistance involves services in the designs and operation of systems and the repassing of resources from SERHS for the construction work. In 2003, six agreements were signed, totaling approximately R$ 530,000. These activities also include evaluating these municipalities’ funds requests for basic sanitation construction work, issuing 154 technical-financial reports on these requests in 2003.

Technological Development – Water and Sewage

Among the various major technological developments that are part of the Company’s normal operations, the following stand out:

•

Aqualog - SABESP has signed an agreement with the US company Signet Scientific Company to expand the technology for water treatment plant automation systems, Aqualog, developed by SABESP. The system allows for enhancement of water and discharge treatment system operations, with lower operating costs and the possibility of full supervision of the treatment process’ phases.

Currently, in the Ribeira Valley, there are 19 automated plants and 18 more plants are scheduled to be implemented in the São Paulo Metropolitan Region. In Caraguatatuba, Ubatuba, Iguape, Ilha Comprida, Iporanga and Juquitiba, this technology is already being developed for sewage treatment, and has already been implemented in autonomous systems in the States of Santa Catarina and Bahia.

Use of Water Treatment Plant Sludge in Ceramics Industry – Studies and actual scale tests conducted with sludge from the Cubatão Water Treatment Plant in the ceramics industry were finalized and the manufacture of red ceramics (bricks, roof tiles and pipes) using water treatment plant sludge may be part of the operational production routine. Regular supply of sludge to industry was made feasible through the signing of an agreement for the transportation of water treatment plant sludge to ceramics manufacturers. The IPT (Technological Research Institute) was contracted to monitor the emission of gases generated in the ceramics industry.

•

Use of Discharge from Stabilization Ponds in Agriculture, in the city of Lins - The final report from the agreement signed between SABESP, USP, FINEP (PROSAB Project) and FAPESP was released, presenting the results of studies conducted in the experimental field in the municipality of Lins, created with the purpose of conducting research and sustainable using treated discharge from stabilization ponds.

•	Implantation of SGM (Maintenance Management System), in almost all the Company’s operating areas, with the training of nearly 400 employees.

•

Implementation of CEL (Electric Energy Control System), a web-based corporate software program, integrated with the Company’s financial systems, for management of SABESP’s electric energy bills and supply agreements.

12. AWARDS

In recognition of the efficiency and quality of the services provided by SABESP, the Company won various awards, among which we can highlight:

•	Transparency Trophy – awarded by ANEFAC-FIPECAFI-SERASA. SABESP is the only company selected among the 10 finalists in the award’s seven years of existence.

•

National Basic Sanitation Quality Award (PNQS), awarded by the Brazilian Sanitary and Environmental Engineering Association (ABES), the most important award in the basic sanitation sector in Latin America, was won by the Northern Business Unit of SABESP’s Metropolitan Distribution Division, Level II.

•	São Paulo Management Quality Award (PPQG), awarded by the São Paulo Institute of Management Excellence, to the following units of SABESP:
-	Governor’s Trophy, awarded to the Eastern Business Unit of the Metropolitan Distribution Division, Level II - Mixed Economy category;
-	Gold Medal, awarded to the Central Business Unit and the Western Business Unit of the Metropolitan Distribution Division, Sewage Treatment Unit of the Production and Technology Division;
-	Bronze Medal, to the Lorena Sector of SABESP’s Regional Systems Division.

•

2002 Quality Standard Award in B2B (Business to Business) in the Public Services Category - Public Concessionaires, for Clubinho SABESP (children’s club) and the Bidding Management System, awarded and promoted by Padrão Editorial, Boucinhas & Campos, with the support of Câmara E-Net. This recognition is for SABESP being one of the companies that adopt best information technology practices, with transparency and modernity in their processes.

•

Top of HR Award: Award granted by the Brazilian Association of Sales and Marketing Executives (ADVB), for the case “Competency-Based Compensation: Personal Progress Incentive Integrated with the Business”.

•	Top S Environmental Award 2003: Awarded by the Brazilian Institute of Construction and Housing Outsourcing and Services (IBSTH), in recognition of the Rational Water Use Program (PURA).

•

3rd Annual Commercial and Industrial Award of São Manuel in the Category “Best Basic Sanitation Company”: 1st place in the category public preference and liking for SABESP in São Manuel, awarded by the Commercial and Industrial Association of São Manuel (ACISM), after a survey of the municipality’s population.

•	Water and City Award, in the Services category - 2003 Highlight: For the Rational Water Use Program (PURA), to the Eastern Business Unit.

•

APARH/Revista Vencer! Award for Creativity in Companies – Awarded by the São Paulo Human Resources Association in partnership with Revista Vencer magazine, in three categories: Case of Creativity, Popular Vote and Creative Presentation. SABESP won the second edition of the award in the category Creative Presentation with the case “Human Resources and the Environment, a partnership that works in the minimization and responsible disposal of waste.” In the winning presentation, SABESP had the partnership of the ICC (Child Citizens Institute), which presented the case in the form of a play.

13. INVESTOR RELATIONS

In 2003, SABESP maintained its commitment to providing clear and comprehensive information, with the practice of personalized service to local and international investors through meetings and conference calls after disclosing results. Since SABESP’s shares are listed on the NYSE, the Company is required to comply with SEC (Securities and Exchange Commission) standards. One obligation is the filing of an annual report - Form 20-F, which in 2003 was filed on June 2.

This report included the 2002 financial statements, in accordance with corporate law, reconciliation with US GAAP (United States Generally Accepted Accounting Principles), and physical data and risk factors. The report was accompanied by the CEO and CFO certifications, a requirement introduced by the Sarbanes-Oxley Act (U.S. legislation) of 2002.

14. CAPITAL MARKET

At the end of 2003, SABESP’s shares were quoted at R$ 163.20 per thousand shares (12/31/02, R$ 92.00). Its American Depositary Receipts also appreciated considerably, ending 2003 at US$ 13.90 (12/31/02, US$ 6.45).

Over the course of 2003, 14.8 billion SABESP shares were traded on the Bovespa (São Paulo stock exchange), representing an average daily volume of R$ 6.5 million. Over 77,000 trades were conducted and SABESP shares were present in 100% of the trading sessions.

SABESP has been listed on Bovespa since June 1997, it has been part of Bovespa’s “Novo Mercado” since April 2002, and its shares have been listed on the NYSE since May 2002. The Company presents its financial statements in accordance with Brazilian and US accounting standards, and complies with the regulations of the Brazilian Securities Commission (CVM), and the US Securities and Exchange Commission (SEC).

SOCIAL BALANCE SHEET

Sabesp is a company closely identified with social responsibility. Its products and services and its operations area alone may be considered social responsibility. Environmental sanitation is social responsibility.

Since it was established, 30 years ago, SABESP has assumed the role of a socially-responsible company, due to the basic characteristic of its service, as well as the tendency of its employees, who saw in their everyday work an instrument of social development and progress. Thus, in each business unit, a series of actions began to be performed, focusing on the environment, the community, culture, education, volunteerism and many others, for both the internal public, the employees, as well as for society, including partnerships with government bodies and support for NGOs.

In SABESP’s Strategic Planning for 2004-2008, the Balanced Score Card (BSC) is in the implementation phase, where two strategic objectives stand out: being recognized by society as a civically responsible company, through the social responsibility process, and preparing the organization to achieve environmental excellence and act with social responsibility. In addition, in the Company’s management strategy, two guiding principles of SABESP’s mission were made clear: the importance of “ethical action and focus on customers, in a competitive environment” and the commitment to “social and environmental responsibility”.

SABESP also has an Institutional Environmental Policy that establishes principles, criteria, guidelines and concepts that guide the Company in attitudes and actions related to the environmental issue and the relationship with government bodies and related institutions, the market and society. This relationship should be guided by: ethics, transparency, spirit of cooperation and synergy, positive and constant dialog, pro-active actions regarding the environment and in the formulation and enhancement of environmental legislation.

In line with the environmental policy, the Household Discharge Treatment System of the municipality of Salesópolis - District of Remédios, and the Sewage Pumping Station of Salesópolis obtained ISO 14000 certification.

The year 2003 was a milestone, when a consensus was reached that it was time to evolve, to improve, to achieve better and higher results. Thus, combining professionals from all areas and divisions, the Technical Social Responsibility Committee was established, with the role of proposing the bases to implement the Institutional Social Responsibility Program in SABESP, as an initiative aligned with the management model and business strategies and policies, in order to contribute to sustained development.

Accordingly, in November 2003, the 1st Annual SABESP Social Responsibility Exposition was held, whose purpose was to: provide knowledge and institutional exchange of social programs, in which 130 social responsibility programs being developed by the Company were presented.

In 2003, SABESP obtained the “Empresa Amiga da Criança” (Friend of Children Company) seal, granted by Fundação Abrinq to organizations that conduct social action programs for children and adolescents, especially in the prevention and eradication of child labor.

Thirteen social responsibility projects by SABESP were selected and published in Exame magazine’s 2003 Good Corporate Citizen Guide: Education Category – Caracol Project, Child and Adolescent Support Category – Changing Paths and “Educar Leste” (educational program), Environment Category – Jaguari Environmental Education Center, Rational Water Use Program (PURA), Educating for Citizens’ Participation, Culture Category – “Clubinho SABESP” children’s club, “A Gota Borralheira” cartoon character, Idea Multipliers, Unemployment Reduction Category – Needy Children Learning Program, Anti-Hunger Program – Interactive Urban Ecology Program – Implementation of Community Gardens, Elderly Support Category – Elderly Support.

Currently, SABESP manages social projects for both the internal community and the external community, as described below:

SOCIAL INVESTMENT IN THE INTERNAL COMMUNITY

People: Projects targeting employees, their families, service providers and suppliers, in order to provide: a safe and healthy work environment, prevention of accidents and harm to health, training on health and safety, free association, right to collective bargaining, compensation and working hours in conformity with legal parameters, guidelines for improved quality of life and social responsibility, and monitoring of formal agreements with suppliers and service providers.

Regarding the internal community, SABESP considers its employees its greatest asset. According to this premise, the Competency-Based People Management model was adopted in the Company, recognized both in the internal environment and in the market, such as through the 2003 Top of HR Award by the ADVB. This model’s premise is to provide the Company with professionals that have the essential competencies to ensure obtaining significant results and adding value to the business.

It is characterized by a logic that provides coherence, direction and integration of the adopted HR and quality management practices.

Selection/Civil Service Exam is the first of the four pillars that support the competency-based management model. It is the process of selecting people that make the difference, with talent and potential to lift the organization to a new level of results.

Since SABESP is a company indirectly administered by the State of São Paulo, and a public service concessionaire, it is required to hold civil service exams, and it has managed these processes through the contracting of a specialized company, providing parameters for selection to be as appropriate as possible, allowing the participation of a large number of people from the labor market.

In this context, in addition to the specific knowledge necessary for the performance of duties, hiring through civil service exams evaluates and identifies general competencies in all candidates participating in the process, being an important instrument in assisting managers in tracking the individual development of future employees. It also allows for greater knowledge of professionals’potential and profile, for career planning at the time of hiring.

The Competency-Based Evaluation System, the second pillar, is a management instrument whose purpose is to identify the degree of development of individual competencies defined by the Company. In 2003, a broad evaluation process was conducted, involving all employees and managers, outlining the commitments that generated the Development Plan for 2004. This system encouraged employees to improve their competencies to obtain better performance in their activities, and therefore maximize business results.

Competency-Based Compensation, the third pillar, is a plan conceived in accordance with labor market trends and aligned with SABESP’s organizational objectives. It provides the opportunity to recognize and orient the capacity and individual development of each employee, focusing on multiple functions. For the college-graduate category, a Y-shaped career is used, going in two directions, one technical and the other managerial, in order to allow for mobility and development of employees according to their competencies and personal characteristics. Managers are responsible for career planning, together with the employee. Competency evaluations allow for salary progression linked to the increase in the competency, and meet the requirements of each position.

SABESP Corporate University (UES), the fourth pillar, is a consolidation of a new direction for SABESP’s educational actions. It provides conditions for self-development, as well as career guidance, suggesting actions to improve the necessary competencies, in addition to conducting classroom and virtual programs in partnership with a wide range of renowned entities in the market.

In 2003, believing in the importance of professional qualification for business challenges, UES invested a total of R$ 4 million for classroom education, training and refresher programs. This provided for 41,700 participations in classroom training and development activities, for a total of 358,157 person-hours. Of the employees trained, 98% belonged to core-business areas, and 2% to top management, distributed among all categories of positions.

In order to ensure greater development of professionals with a high degree of specialization in strategic business matters, UES subsidized advanced degree and MBA programs for 178 professionals in 2003.

Another aspect of UES’s work that stands out, due to the way in which it has been disseminated among employees to seek self-development, is distance learning, based on modern technological solutions.

In 2003, there were 4,350 participations in virtual activities, considering distance learning courses and corporate TV activities, with an investment of R$ 331,813.

Also in 2003, SABESP provided other actions for its internal public, among which we point out:

SABESP Educational Agreement, which offers employees and their dependents alternatives for the development of their formal education, through partnerships with private learning institutions to grant special discounts. The agreements are comprehensive, including undergraduate and graduate studies, elementary, high school and vocational education, pre-school education, languages, general equivalency diploma classes and literacy classes.

The Life Promotion Program (PPV) has the purpose of disseminating preventive actions, promoting cultural change and awareness of safety and health in the workplace.

The main reason for the program’s success is its diversity of actions, backed by institutional commitment in governing, standardizing, orienting and disseminating the concepts and guidelines for prevention throughout the Company, supporting and protecting the lives and health of its employees, contracted service providers and the environment, defining and establishing concepts, general rules and responsibilities in compliance with current legislation.

Concerned about reducing the job accident rate, in 2003, Sabesp signed a Conduct Adjustment Commitment Agreement, proposed by the Office of the Attorney General and the Ministry of Labor, to establish technical measures and parameters.

The “A Day at SABESP” Program is intended to create approximity between employees’ children and SABESP, providing them with information on the Company, preservation of the environment and rational use of water through visits to installations, talks and interactive activities. The program targets children between the ages of 7 and 16, and takes place twice a year, always during school-year vacations. In 2003, visits were made to the Guaraú water treatment plant , the Operational Control Center, the PURA Program house, the SABESP showroom, the Salesópolis Springs Park and the Ponte Nova Dam. The children were also presented to the president of SABESP and the event was concluded with the presentation of the play “The Mother Ship”.

The Employee Service and Recovery Program (PA-RE) has the purpose of collaborating with employees in their recovery, reintegrating them to their professional and personal activities, and preparing preventive campaigns and seminars.

The Waste Minimization and Responsible Disposal Program has the following objectives: reduce generation of SABESP’s waste, reuse materials and send them for recycling; reduce pollution and the volume of refuse sent to the municipal landfill; promote change in behavior based on reflection on the problem of garbage and each person’s role to the solution, in accordance with guidelines from the National Basic Sanitation Quality Program (PNQS). This project is developed in SABESP’s Ponte Pequena complex, in the city of São Paulo, and reaches approximately 1,200 people. In 2003, it was recognized through the APARH/Revista Vencer award.

The Life Award was established as a form of demonstrating to employees their importance as essential players in the Company’s history, in its continuity and strengthening. It has been awarded annually since 1998, recognizing and paying tribute to employees who have worked for SABESP for 10, 15, 20, 25 and 30 years. There are various regional celebrations, with awards ceremonies for these employees.

Other relevant projects: Profit Sharing, SABESP Memory Project, Elementary and High School GED Courses, Anti-Smoking Group, On-the-job Exercise, “The Veterans” Retiree Group, New Employee Integration Program, HR Moment, Professional Distinction Program, Production Improvement Program, Living Well Program, Trainee Wednesday, Multifunctional Groups – Lecture Cycle, Elderly Support Program.

In addition, concerned about contributing to its employees, SABESP subsidizes part of some benefits, such as Medical Assistance, Pension Plan, Basket of Food Staples and Meal Tickets, and others provided for by law, with the subsidy mentioned in the attached table.

Another highlight of 2003 is the contribution of R$ 12,725,000 to Fundação SABESP de Seguridade Social (SABESPREV), a non-profit pension and assistance entity. Its mission is based on “contributing to the quality of life of employee clients, in the present and the future, through excellence in pension plan and healthcare services”. Sabesprev’s main products are the pension plan and secondary pension plan, health plan, dental plan and life insurance.

SABESP also contributed to the development of the SABESP Association’s activities. This entity was founded over 30 years ago, and currently has 11,500 members - with their dependents, reaching nearly 50,000 people.

The SABESP Association’s purpose is mainly leisure, with cultural, social and sporting activities. There are over 180 clubs, and 6 vacation camps throughout the State of São Paulo. The SABESP Association has various agreements, such as with gyms, high schools, insurance agents, language courses, and others.

SOCIAL INVESTMENT IN THE EXTERNAL COMMUNITY

SABESP maintains 141 social responsibility projects for the external community.

Education: Projects to promote and encourage all forms of education for children, adolescents and adults, such as formal and informal education, literacy, citizen development and others.

In this category, SABESP has 34 ongoing projects. Their main focus is to promote environmental education, providing notions of the environment, basic sanitation and rational use of water, in an enjoyable and interactive format through theater, dance, music, miming, games, fables, children’s stories, drawing workshops, textbooks with characters, etc.

Most of these projects are intended for children and adolescents, public and private school students, teachers and the needy population. They are made possible through the work of teams of SABESP employees. Among the projects, the following stand out: Helping Preserve Life, Clubinho SABESP, Contribution to Reducing School Evasion Rates, Leak Survey Course, Sanitary and Environmental Education Program, Budget Education, “My City has SABESP”, Caracol Project, Colorful SABESP, SABESP Coloring Tomorrow, SABESP Teaches, Institutional Visits Program, Futuraguá Project, Clean Water in the Community, Sanitary and Environmental Education Project – “Gleba do Pêssego”, “A Gota Borralheira”, Integrate Paths of Life, Clown in the Schools, Selective Collection, Teacher Training Program to Disseminate PURA Project, Education: Factor for Inclusion, SABESP: Educating for Citizenship, “Educar Leste” (educational project), Environmental Phone, Throw Trash in the Trash, Lectures on the Water Cycle in SABESP, Development and Implementation of Environmental Education and Community Projects, Environmental Education Group of the Metropolitan Region, Seminars in Communities, Schools and Companies, Discover SABESP Project, Visits to Water and Sewage Treatment Plants , Relationship Marketing Projects with the concession authority, through the development of programs with environmental education actions in the eastern region.

Culture: Projects to promote and encourage culture in fields such as literature, plastic arts, music, dance, theater, circus, film, preservation of cultural heritage, etc.

In this category, SABESP has five projects. They are for the community in general, which, through artistic and social activities, is stimulated and made aware of the “plurality of the national culture, focusing on environmental awareness, sustainable development and society’s memory”.

In this focus, the Puppet Theater Project stand out which, through the story of an astronaut in his journey through space, seeks to raise awareness about preserving the environment, consumption of treated water, proper use of the sewage collection network and the lack of water on the planet. This project essentially encompasses public and private schools, so far reaching over 180,000 children per year, in 580 presentations.

Other projects that have been developed in this category are: Incentive for Brazilian Cultural and Artistic Production, SABESP in the Square, Landmarking: An Act of Social Responsibility, and the Idea Multipliers Program.

Environment: Projects to develop the awareness and critical thinking of the population and other companies regarding the environmental issue, as well as projects that support, in some form, experiments in environmental conservation and sustainable development. They also include actions by the Company to minimize damage to, and maintain and improve, the environment.

In this category, SABESP has 44 projects. For the most part, they target the population in general through municipal governments, industries, school systems, family and neighborhood communities, and members of watershed communities. Their main focus ranges from actions and practices for environmental conservation and recovery, through sustainable development. Many of them use educational practices, identifying critical areas with environmental risks around water and sewage treatment plants and wellsprings.

Among the various projects, the Rational Water Use Program (PURA) stands out, which encompasses the entire population of the State of São Paulo and whose purpose is to avoid water shortages in the short and medium terms, providing for landscape changes and technological interventions for reuse. Its primary objective is the population’s awareness regarding conservation of water resources, with cultural changes regarding waste and public health. As a result, PURA provided savings of 10% in consumption in the São Paulo Metropolitan Region, in addition to minimizing the need for rationing.

The PURA Project won the 2003 Top S Environmental Award, from the Brazilian Institute of Construction and Housing Outsourcing and Services (IBSTH), and the Water and City Award – services category – 2003 highlight: Eastern Business Unit.

Other relevant projects are: Selective Collection, Reusable Water, Biosolids, Nazaré Paulista and Jaguari Environmental Education Centers, Environmental Technologies Education and Dissemination Center, Environmental Education Program for the Municipality of Embu das Artes – Selective Collection, Ecotourism and Environmental Monitoring, Pollutants Emission Reduction through Vehicular Natural Gas, Metropolitan Environmental Management Implementation Group, Social Mobilization of Families Residing Near Sewage Pumping Stations , ISO 14001 Certification in the Environmental Management System in the Vila dos Remédios Sewage Treatment Plant and the Salesópolis Sewage Pumping Station, Minimization and Responsible Disposal of Waste, “Saber Viver” Solid Residue Minimization Project, Environmental Preservation through Wellsprings Watch Teams, Water Treatment Plant Sludge Recycling in the São Paulo Metropolitan Region in Ceramic Products, Stabilization Pond Discharge Reuse Project, Every Day is Environment Day Project, Green Neighborhood Project, Basic Sanitation and Health Promotion – Flamingo Shantytown, Prosanear Program, Proper Use of Sludge from Taiaçupeba, Landscape, Landscaping and Gardening Project; Environmental Education Project in the Ribeirão Pires APAE (Association of Parents and Friends of Special People), Restoration of Degraded Areas, Rational Use of Small Thermoelectric and Hydroelectric Plant Energy, Green Life Program, Removal of Garbage from the Jundiaí Reservoir, International Water Symposium – Water: the Essence of Life, Actions Celebrating Water Week, SABESP – Painting Health, International Beach Clean-up Day, Trash Clean-up – Iguape, Recycling Ideas, Agenda 21 in the Neighborhood, Commemorative Events: Water Day / Environment Day / Tietê River Day, Paths to Sustainability – Workshop, Recycling, Reuse of Water, Seminar: Water, Challenge of the Millennium, Electric Energy Reduction Program, Monitoring and Control Program for Spillage of Domestic and Non-Domestic Discharge into Gullies and Underground Passages, At-Risk Area Mapping Program for Reduction of Occurrences of Damage to Water/Sewage Systems and Preparation of Emergency Action Plan.

Health: Projects to promote and encourage public and personal health, both preventive and remedial, in order to improve quality of life.

Five projects are maintained in this category, encompassing various communities and special situations. Their focus is basically campaigns on public health, practices and integrated actions to improve the population’s quality of life. The projects are: Collaboration with Epidemic Campaigns, Programs Encouraging Blood Donation, Partnership with Health Department / Health Surveillance Center in Itaquaquecetuba, Family Health Program, and Cooperation Agreement with Santa Marcelina Healthcare Center.

Community: Work focusing on activities benefiting the community that do not qualify under one of the categories described above, such as:

a) Anti-hunger – Projects that are part of the federal government’s campaign to collect food and other products that may benefit and promote sustenance of needy people and areas at various levels;
b) Violence reduction – Projects directly focused on reducing violence, ranging from large cities to small local communities, promoting and encouraging awareness and educational actions with specific publics: inmates, juvenile offenders, the homeless and public and private institutions;
c) Unemployment reduction – Projects to stimulate and increase jobs, as well as specific actions in professional training;
d) Stimulation and encouragement of associations;
e) Actions to improve infrastructure (e.g.: construction of small parks, basic sanitation, housing);
f) Promotion of sports;
g) Assistance to communities harmed by critical situations, such as floods, droughts, epidemics, etc.

This category includes 34 projects. They have various purposes, and each project targets a specific population, with appropriate activities directed toward them. They are normally highly relevant to the public they serve, since they permeate large and diversified groups such as public and private schools, organized civil associations, religious movements, neighborhood communities, etc. Some highlights are:

Differentiated Tariff Policy

SABESP’s tariff policy provides a fairer form of billing that is more adequate to the needs of less favored classes, in order to guarantee access by the low-income population to basic sanitation services, contributing to public health and quality of life.

With these objectives, the Company offers three types of tariffs: Social Residential Tariff, Shantytown Residential Tariff and Non-Profit Assistance Entity Commercial Tariff.

The social tariff is approximately 34% of the normal tariff, and the tariff for shantytowns is around 26%.

In order to assist entities that provide non-profit services, such as nursing homes, orphanages and hospitals, SABESP applies the Non-Profit Assistance Entity Tariff, corresponding to 50% of the normal commercial tariff.

The Social and Shantytown tariffs were not adjusted in 2001 and 2002. In 2003, they were adjusted by 9%, while for other consumer categories, the adjustment was 18.95%.

This practice reinforces the social responsibility that SABESP imprints on the services it provides to the population.

SABESP as a Co-maintaining Company of the Instituto da Criança Cidadã (Child Citizens Institute): In 2003, SABESP became a co-maintainer of ICC (Child Citizens Institute), providing approximately R$ 1,312,000 in funding. The institute serves an average of 7,500 people between children, youth and adults from low-income families in 15 Educational Units, in the periphery of the cities of Guarulhos and São Paulo. Its activities encompass pre-school daycare, a vocational preparation center, literacy classes for youth and adults, and the “Our Community” project. It also has three circus schools in locations that are highly needy, using circus arts to integrate children and youth into society.

Summer 2003/2004 Operation: Starting November 15, SABESP and the Fire Department carried out the “Summer 2003/2004 Operation” with the purpose of preventing and reducing accidents near reservoirs in the Cantareira System, which are used by the population for leisure. Implemented at the end of the 90s, in the areas of the Paiva Castro Reservoir and the Juqueri Canal, due to the 221 occurrences of drowning registered per year, this operation included actions such as: installation of 24-hour watch posts, orientation signs for users, mobile surveillance with patrol along the entire canal, rigorous enforcement regarding the use of jet-skis and motorboats, among other activities.

SABESP participated in the 8th Annual Kids and Teens Festival, in celebration of Children’s Week, providing the booth’s visitors with access to computers to navigate in Clubinho SABESP, a special site for children between the ages of 6 and 13, with educational tips and online giveaways, and that can be accessed free of charge through the site. This action’s purpose is to seek loyalty and awareness of future generations regarding the importance of water.

Other projects that deserve mention: Global Action, Citizenship Caravan, Citizen’s Council, Collective Occupation, Make a Difference Day, Cachoeirinha Conviviality and Social Integration Space, Community Gardens, Promotion of Economic Development with Conservation of the Environment, Agribusiness Warehouse, Community Participation, Madre Teodora Home for the Elderly, “My Neighborhood, My Home”, Integrated Anti-Violence Action Program, Environmental Action Support and Incentive Program, Areião/SABESP Project, Walk Itape Project, Changing Directions Project, Collective Work Project, Partnership with Senac Social Network, Relationship with the Community, Revitalization of Shantytowns, Treatment of Phreatic Wells with Diffusion Bottles, Controlled Social Use of Natural Resources in the Municipality of Joanópolis, Use of SABESP Areas by the Community, Social Use and Environmental Conservation – Sand Field in the Lava-pés Neighborhood, Green Water Neighborhood Project, Meeting with Communities, Partnership with the PUERAS NGO, Environmental Conservation and Protection for the Capivari-Monos Environmental Protection Area, and SABESP Serves Program (Paraisópolis).

Volunteerism: This encompasses the support given by the Company to volunteer actions by its employees, through structured programs. It means uniting the Company’s technical and financial resources with the work and talent of its employees to improve the life of the community. It includes support for community entities (children and adolescents, the elderly, people with disabilities): social inclusion activities, reestablishment of dignity and recovery of citizens’ participation, such as technical support, volunteer work, financial contributions, donations of various material resources, etc.

There are 19 projects in this category, encompassing several social, cultural, sports and health campaigns and actions, with the purpose of covering deficiencies such as food, shelter, toys, warm clothing, etc.

SABESP surpasses warm clothing collection target: SABESP held a ceremony concluding its participation in the 2003 Warm Clothing Campaign, an action of Fundo Social de Solidariedade, which in 2003 had one of the best results in its history.

With 32% of the total collected throughout the State of São Paulo, and 51% above the target established by the state secretariat, the level reached by SABESP in 2003 is higher than that of the entire Warm Clothing Campaign in 2002, with 2.2 million items. The result demonstrated the Company’s force and the effectiveness of the actions that occurred through caravans, actions in all the municipalities served, and a strong internal campaign, which involved a large portion of its 18,000 employees.

7th Annual Christmas Party for Special Children: Christmas party given by employees of the State Legislature, involving 18 entities assisting needy children and children with HIV, cancer and cerebral palsy. The celebration was attended by 1,100 children. SABESP donated R$ 4,000, distributed caps to the children and brought the characters “Super H²O” and “Purinha”.

Among the projects, the following stand out: Social Inclusion through Sports Activities, Volunteer Program, Adopt a Child, Toy Campaign, Donation of Non-Perishable Foods, Doing Good, Hands of Solidarity Group, Solidarity Week – Action in the Nursing Homes, Thirst for Doing Good Program, Christmas Without Hunger, Support for the Elderly and Wellness, Satisfaction of the Elderly in the Raiar do Sol Nursing Homes, Human Warmth Project, “Padrinho Noel”, Circus School Project, Industrial Kitchen Projects and Save a Life Project.

SABESP also provides institutional support to various entities in the communities where it operates, focusing on events related to education, culture, health and basic sanitation.

1 – Calculation Basis	2003 amount (R$ 000)	2002 amount (R$ 0000)

Net revenue (NR)	4,109,884	3,767,147
Results from operations (RO)	1,165,533	-935,285
Gross payroll (GP)	589,462	502,938

2 – Internal Social Indicators	R$ 000	% GP	% NR	Amount (000)	% GP	% NI

Meals	62,603	11%	2%	54,965	11%	1%
Compulsory payroll charges	97,393	17%	2%	83,838	17%	2%
Pension plan	70,810	12%	2%	50,995	10%	1%
Health plan	61,240	10%	1%	55,675	11%	1%
Occupational safety and medicine	2,586	0%	0%	1,990	0%	0%
Education	516	0%	0%	401	0%	0%
Culture	7,009	1%	0%	5,183	1%	0%
Professional training and development	4,009	1%	0%	5,848	1%	0%
Daycare or daycare allowance	792	0%	0%	719	0%	0%
Profit sharing	40,256	7%	1%	34,740	7%	1%
Other	6,673	1%	0%	5,369	1%	0%
Total – Internal social indicators	354,433	60%	9%	299,723	60%	8%

3 - External social indicators	Amount (000)	% over RO	% over NR	Amount (000)	% over RO	% over NR

Education	697	0%	0%	80	0%	0%
Culture	5,713	0%	0%	0	0%	0%
Health and basic sanitation	1,068	0%	0%	60	0%	0%
Sports	223	0%	0%	0	0%	0%
Anti-hunger and food security	4	0%	0%	0	0%	0%
Other	555	0%	0%	300	0%	0%
Total contributions to society	8,260	1%	0%	440	0%	0%
Taxes (excluding payroll charges)	615,409	53%	15%	0	0%	0%
Total - External social indicators	623,669	54%	15%	440	0%	0%

4 - Environmental Indicators	Amount (000)	% over RO	% over NR	Amount (000)	% over RO	% over NR

Investments related to the Company's production/operation	9	0%	0%	28	0%	0%
Investments in external programs and/or projects	5,198	0%	0%	10,762	-1%	0%
Total Investments in the environment	5,207	0%	0%	10,790	-1%	0%
Regarding the establishment of “annual targets” to minimize waste, consumption in general in production/operation, and to increase efficiency in the use of natural resources, the Company	( ) does not have targets ( ) meets 51 to 75% ( ) meets 0 to 50% (x) meets 76 to 100%			( ) does not have targets ( ) meets 51 to 75% ( ) meets 0 to 50% (x) meets 76 to 100%

5 - Personal Indicators

Nº of employees at end of period	18,546	18,505
Nº of hires during the period	352	815
Nº of outsourced personnel	0	0
Nº of interns trainees	813	879
Nº of employees above the age of 45	7,359	6.832
Nº of women working in the Company	3,376	3,373
% of management positions held by women	13.00%	14.00%
Nº of blacks working in the Company	2,433	2,424
% of management positions held by blacks	11.43%	11.43%
Nº of employees with disabilities or special needs	27	27

6 - Relevant information regarding business responsability	2003			2004 Targets

Ratio between highest and lowest compensation in the Company	25.26			Not determined
Total number of on-the-job accidents	326			Index is defined by unit
The social and Environmental projects developed by the Company were defined by:	( ) directors	(X) directors / managers	( ) all employees	( ) directors	(X) directors / managers	( ) all employees
Safety and health standards in the workplace were defined by:	( ) directors / managers	( ) all employees	(X) all + committee	( ) directors / managers	( ) all employees	(X) all + committee
Regarding union freedom, the right to collective bargaining and the internal representation of workers, the Company:	( ) not involved	( ) follows ILO standards	(X) encourages / follows ILO	( ) not involved	( ) follows ILO standards	(X) encourages / follows ILO
The pension plan includes:	( ) directors	( ) directors / managers	(X) all employees	( ) directors	( ) directors / managers	(X) all employees
Profit sharing includes:	( ) directors	( ) directors / managers	(X) all employees	( ) directors	( ) directors / managers	(X) all employees
In selecting suppliers, the same ethical and social responsability and environmental standards adopted by the Company:	( ) not considered	( ) recommended	(X) required	( ) not considered	( ) recommended	(X) required
Regarding employee participation in voluntary work programs, the Company:	( ) not involved	( ) supported	(X) organizes / encourages	( ) not involved	( ) supported	(X) organizes / encourages
Total number of consumer complaints and criticisms:	in the Company 17932	in Procon 2094	in Court 1350	in the Company not determined	in Procon not determined	in Court not determined
% of claims and criticisms handled or solved:	in the Company 98.9%	in Procon 89.9%	in Court not determined	in the Company not determined	in Procon not determined	in Court not determined
Total distributable added value (in R$ 000) :	in 2003: 3,023,830			in 2002: 2,570,468
Distribution of Added Value:	19.2% government	32.3% employees		0.1% government	31.3% employees
	27.5% shareholders	21% 3rd parties	0% withheld	25.3% shareholders	93.9% 3rd parties	0% withheld

Federal Public Service
CVM –Brazilian Securities and Exchange Comission
DFP – FINANCIAL STATEMENTS	Corporate Legislation
Commercial Companies, Industrial Companies, and others	Base date – 12/31/2003

01444-3	CIA SANEAMENTO BÁSICO ESTADO DE SÃO PAULO	43.776.517/0001-80

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and public-sector customers. The Company also provides water on a bulk basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company provides water and sewage services in 367 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, one of which expires in 2004 and the rest between 2005 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession, through notification by either party at least six months prior to its expiration date.

The Company does not have a formal concession to provide water and sewage services in the City of São Paulo , which accounts for a substantial portion of the sales and services rendered. In Santos , a municipality in the Santos Coastal Area which also has a large population, SABESP operates based on a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley , where the Company started operating after the merger of the companies that formed SABESP.

On December 19, 2003, SABESP entered into an Agreement for Transfer of Public Sanitation Services and Asset Ownership with the municipality of São Bernardo do Campo , becoming responsible for providing water and sewage services to the 4 th largest city in the State of São Paulo, which was a major step forward in the public sanitation services management in metropolitan regions.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and standards of the Brazilian Securities Commission - CVM. These financial statements are identified by the term “Corporate law”.

Supplementary information is also presented, identified as “In constant purchasing power currency”, prepared in conformity with the methodology described in Note 17.

The financial statements and supplementary information for the year ended December 31, 2002 have been reclassified for better comparability with the financial statements and supplementary information for the year ended December 31, 2003, as follows:

a) From “Current assets” to “Long-term liabilities”: debentures held in treasury.

b) From “Deferred charges” to “Property, plant and equipment”: leasehold improvements.

c) In “Current liabilities”: from “Income and Social Contribution Taxes” to “Deferred Income and Social Contribution Taxes” referring to COFINS and PASEP (taxes on revenue).

d) From “Property, plant and equipment in service” to “Property, plant and equipment in progress” in supplementary information in constant purchasing power currency, to better reflect the activity.

3. SIGNIFICANT ACCOUNTING PRACTICES

a) Determination of results of operations

(i) Revenues from sales and services

Revenues are recorded as the services are provided. Unbilled revenue from water supply and sewage collection and treatment services are measured and recorded in accounts receivable, so that costs can be matched against revenues for the year.

(ii) Financial income and expenses

Represented mainly by interest, monetary and exchange variations on loans and financing and investments, calculated and recorded on the accrual basis of accounting.

(iii) Income and social contribution taxes

Recorded on the accrual basis of accounting.

The provisions for income tax and deferred income tax on tax losses and temporary differences are calculated at the base rate of 15%, plus a 10% surtax. Provisions for social contribution tax and deferred social contribution tax on tax losses and on temporary differences are calculated at the rate of 9%.

(iv) Other income and expenses

Recognized on the accrual basis.

b) Temporary cash investments

Stated at invested amounts plus income earned (on a pro rata basis) to the balance sheet dates.

c) Allowance for doubtful accounts

Recognized in an amount considered sufficient to cover probable losses on the realization of receivables. The allowance is recorded in the statement of operations under the caption “selling expenses”.

d) Inventories

Inventories of materials used in operations and in the maintenance of the water and sewage systems are stated at average cost or realizable value, and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and recorded at average cost.

e) Other current and noncurrent assets

Stated at cost or realizable value plus income earned, when applicable.

f) Permanent assets

Stated at cost, monetarily restated through December 31, 1995, together with the following:

Depreciation of property, plant, and equipment is calculated under the straight-line method at the annual rates indicated in Note 8.

The revaluation of property items, carried out in two stages in 1990 and 1991, was based on an appraisal report issued by independent appraisers and is realized through depreciation, sale, and disposal of the respective assets, with an offsetting credit to “Retained earnings”.

Deferred charges comprise costs for projects and technical studies, and are amortized under the straight-line method over 5 years starting on the date benefits begin to be generated.

Financial charges on loans and financing for construction in progress are allocated to the costs of the assets.

g) Loans and financing

Restated based on monetary and exchange variations, plus the respective charges incurred to the balance sheet date.

h) Accrued vacations

Accrued vacations and the related charges are recognized as incurred.

i) Reserve for contingencies

Recorded to cover losses on labor, tax, civil, and commercial lawsuits, at administrative and judicial levels, which are considered by legal counsel to be probable and estimable as of December 31.

j) Environmental costs

Costs relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent in the activities. Accruals for these costs are recorded when they are considered to be probable and reasonably estimable.

k) Actuarial liability

The Company sponsors a private defined benefit pension plan. CVM Resolution No. 371 of December 13, 2000, requires the recognition of actuarial liabilities in excess of plan assets. As permitted by this regulation, these liabilities are being recognized over a period of five years starting in 2002.

l) Other current and long-term liabilities

Stated at their known or payable amounts, including, when applicable, charges and monetary variations.

m) Interest on capital

This interest has been recorded in accordance with Law No. 9249/95 for tax deductibility purposes, calculated on a daily pro rata basis based on the Long-term Interest Rate (TJLP), and recorded in conformity with CVM Resolution No. 207/96.

n) Earnings (loss) per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results may differ from those estimates.

4. CASH AND CASH EQUIVALENTS

			Supplementary information
			In constant purchasing
	Corporate law		power currency
	2003	2002	2003	2002

Cash and banks	68,004	70,306	68,004	76,416
Temporary cash investments	186,419	344,365	186,419	374,292
Foreign currency	26,590	-	26,590	-
	281,013	414,671	281,013	450,708

Temporary cash investments refer mainly to investment funds (FIF) and bank CDs and are available immediately.

The amount shown under the heading Foreign currency refers to the purchase of US$2,067,000 and € 5,660,000 for payment of loans and financing, as described in Note 9 (k).

5. ACCOUNTS RECEIVABLE

Amounts receivable, except for agreements to refinance past-due accounts receivable, do not include interest, fines or any other charges on past-due bills, summarized as follows:

a) Balance sheet amounts

			Supplementary information
			In constant purchasing
	Corporate law		power currency
	2003	2002	2003	2002

Current assets:
Private - sector customers:
General customers (i)	453,730	256,323	453,730	278,599
Special customers (ii)	118,147	97,005	118,147	105,435
Agreements (iii)	50,317	43,474	50,317	47,252
	622,194	396,802	622,194	431,286

Government entities:
Municipal - São Paulo	216,833	163,688	216,833	177,914
Municipal - other	96,005	155,776	96,005	169,314
State	-	65,458	-	71,147
State - GESP Agreement	-	37,706	-	40,983
Federal	9,045	10,619	9,045	11,542
	321,883	433,247	321,883	470,900

Bulk sale customers - Municipal authorities:
Guarulhos	14,855	178,379	14,855	193,881
Mauá	2,032	45,077	2,032	48,994
Mogi das Cruzes	2,332	3,163	2,332	3,438
Santo André	4,508	153,242	4,508	166,560
São Bernardo do Campo	-	144,489	-	157,046
São Caetano do Sul	2,519	2,154	2,519	2,341
Diadema	950	38,511	950	41,858
	27,196	565,015	27,196	614,118
Unbilled amounts	192,160	200,601	192,160	218,034
Subtotal	1,163,433	1,595,665	1,163,433	1,734,338
Allowance for doubtful accounts:
Private and government sectors	(351,732)	(270,187)	(351,732)	(293,668)
Bulk sales	-	(414,243)	-	(450,243)
	(351,732)	(684,430)	(351,732)	(743,911)
Adjustment to present value	-	-	(3,395)	(3,238)
Total	811,701	911,235	808,306	987,189

Noncurrent assets:
Private - sector customers:
Agreements	23,676	12,409	23,676	13,487

Bulk sale customers - Municipal authorities:
Guarulhos	199,036	-	199,036	-
Mauá	55,375	-	55,375	-
Mogi das Cruzes	1,194	-	1,194	-
Santo André	175,681	-	175,681	-
Diadema	47,827	-	47,827	-
Subtotal	479,113	-	479,113	-

Allowance for doubtful accounts:
Bulk sales	(317,699)	-	(317,699)	-
Total	185,090	12,409	185,090	13,487
Total	996,791	923,644	993,396	1,000,676
Receivables from private - sector customers refer to:

(i) General customers - residential and small and medium-sized businesses.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - to refinance past-due receivables.

b) Aging summary

			Supplementary information
			In constant purchasing
	Corporate law		power currency
	2003	2002	2003	2002

Current	541,752	493,137	541,752	535,993
Past due:
Up to 30 days	144,612	127,977	144,612	139,099
From 31 to 60 days	56,983	57,820	56,983	62,845
From 61 to 90 days	34,038	28,733	34,038	31,230
From 91 to 120 days	33,927	27,061	33,927	29,413
From 121 to 180 days	60,957	45,228	60,957	49,158
From 181 to 360 days	82,232	131,440	82,232	142,863
For more than 360 days	711,721	696,678	711,721	757,224
Subtotal	1,666,222	1,608,074	1,666,222	1,747,825

Allowance for doubtful accounts	(669,431)	(684,430)	(669,431)	(743,911)
Adjustment to present value	-	-	(3,395)	(3,238)

Total	996,791	923,644	993,396	1,000,676

Current	811,701	911,235	808,306	987,189
Noncurrent	185,090	12,409	185,090	13,487

Bulk sales receivables have been reclassified to noncurrent assets in the net amount of R$161,414, of which R$479,113 refers to receivables and R$317,699 to allowance for doubtful accounts.

c) Allowance for doubtful accounts

(i) Changes in the allowance during the year were as follows:

			Supplementary information
			In constant purchasing
	Corporate law		power currency
	2003	2002	2003	2002

Beginning balance	684,430	623,351	743,911	848,919

Private - sector customers/ government entities	22,525	14,618	22,688	18,033
Bulk sales	(37,524)	46,461	(35,740)	58,452
Additions (reversals) for the year	(14,999)	61,079	(13,052)	76,485
Gains and losses	-	-	(61,428)	(181,493)
Ending balance	669,431	684,430	669,431	743,911

Current	351,732	684,430	351,732	743,911
Noncurrent	317,699	-	317,699	-

(ii) In results

The Company recorded probable losses on accounts receivable from 2003 in the amount of R$37,625 (net of recoveries, including from São Bernardo do Campo, in the amount of R$129,118), directly in income, under “Selling expenses”. In 2002, these losses amounted to R$162,915.

			Supplementary information
			In constant purchasing
	Corporate law		power currency
	2003	2002	2003	2002

Allowances (over R$5,000)	(151,532)	(76,534)	(154,903)	(96,851)
Recoveries (over R$5,000)	147,062	15,455	148,427	20,367
Direct write-offs (under R$5,000)	(81,642)	(156,352)	(83,716)	(204,864)
Recoveries (under R$5,000)	48,487	54,516	9,874	70,102
Expenses (Note 21)	(37,625)	(162,915)	(40,318)	(211,246)

The Company's accounting policy for recognizing the allowance for doubtful accounts is summarized below. The amounts determined are considered by management to be sufficient to cover possible losses.

(*) Accounts receivable (except from the State Government) R$5,000 and less than R$30,000 past due for more than 360 days are included in the allowance.

(**) Accounts receivable (except from the State Government) over R$30,000 past due for more than 360 days, for which collection lawsuits have been initiated, are included in the allowance.

(***) Accounts receivable (except from the State Government) under R$5,000 past due for more than 180 days are written off through a direct charge to “Selling expenses”.

d) Bulk supply (Municipal authorities)

Accounts receivable from bulk supply refer to the sale of “treated water” to certain municipalities, which distribute, bill, and charge the final consumers.

			Supplementary information
	Corporate law		In constant purchasing power currency
Changes or the year	2003	2002	2003	2002

Beginning balance	565,015	460,583	614,118	627,251

Billing	268,222	230,477	274,932	250,507
Collections for current year	(139,222)	(119,736)	(142,109)	(130,142)
Collections for prior year	(187,706)	(6,309)	(188,950)	(6,857)
Losses	-	-	(51,682)	(126,641)
Ending balance	506,309	565,015	506,309	614,118

Current	27,196	565,015	27,196	614,118
Long-term	479,113	-	479,113	-

São Bernardo do Campo - On December 19, 2003, the Company entered into an “Agreement for the Transfer of Basic Public Sanitation Services - Water Distribution, Sewage Collection and Treatment - and of Ownership of Assets Required for Such Services” with the municipality of São Bernardo do Campo, for the purchase of the assets, transfer of basic sanitation services, and settlement of the debt for bulk water supply. The amount of R$415,471 established for the transaction was based on an Appraisal Report and the debt for bulk water supply was R$265,432. The difference between the Appraisal and the total debt is R$150,039, of which R$49,513 was amortized in December 2003 and the remaining balance, recorded in current liabilities under “Other payables”, will be paid by November 2004.

The losses presented as supplementary information arise from the lack of monetary restatement on receivables.

			Supplementary information
	Corporate law		In constant purchasing power currency
Changes or the year	2003	2002	2003	2002

Beginning balance	65,458	20,071	71,147	27,334

Billings	253,415	247,705	259,863	316,762
Collections	(169,701)	(202,318)	(173,613)	(255,103)
Balance included in the agreement amendment (Note 6(i))	(149,172)	-	(149,613)	-
Losses	-	-	(7,784)	(17,846)
Ending balance	-	65,458	-	71,147

The losses presented as supplementary information arise from the lack of monetary restatement on receivables.

6. RELATED-PARTY TRANSACTIONS

	2003	2002
Current assets:
Cash, banks and temporary cash investments with financial institutions controlled by the State Government - Nossa Caixa S.A.	216,982	377,593
State Government customers (Note 5):
Providing of services, water supply and sewage collection	-	65,458
GESP Agreement (i)	-	37,706
	-	103,164
Receivables from shareholder:
Retirement benefit (ii)	-	83,240
GESP Agreement (i)	-	33,750
	-	116,990
Noncurrent assets:
Accounts receivable - retirement benefits (ii)	170,363	-
GESP Agreement - retirement benefits (i)	320,623	286,873
Agreement amendment (i)	164,177	320,501

Permanent assets:
Property, plant and equipment - DAEE Agreement (iii)	64,723	62,412

Current liabilities: (i)
Interest on capital through 2002	117,020	130,501
Interest on capital accrued in 2003	-	77,431

Gross revenue from sales and services: (*)
Water sales	141,912	138,714
Sewage services	111,503	108,991
Collections	(169,701)	(202,318)

Financial income:
Temporary cash investments - Nossa Caixa S.A.	67,799	67,061

Agreement amendment: (i)
Bills past due to November 2001	324,563	358,207
Bills past due from December 2001 to December 2003	182,816	-
Monetary restatement	58,510	-
GESP agreement	565,889	358,207
Offset with interest on capital for 2003	(360,667)	-
Offset with interest on capital for 2001	(41,045)	-
	(401,712)	-
Agreement balance	164,177	358,207
(*) Refers to sales transactions to State Government entities carried out under conditions considered by management as usual in the market, except for the form of settlement of receivables, which may be made under the following conditions:

(i) First Amendment to the Agreement for Debt Acknowledgement, Payment Commitment and Other Clauses

The first Amendment, signed on March 22, 2004, consolidates the State's debt to SABESP, which covers water supply and sewage collection services accounts due to February 2004, in the amount of R$581,779, monetarily restated based on the Referential Rate (TR) at the end of each year to February 2004. This amount will be audited by the State within 180 days.

SABESP acknowledged a debt to the State for interest on capital related to results for years prior to 2003 in the amount of R$158,065, restated based on the annual change in the Consumer Price Index (IPC/FIPE) to December each year in which the interest on capital became due, and to February 2004, and of the portion related to results for 2003 in the amount of R$360,667, which becomes due after the next Annual Shareholders' Meeting, totaling R$518,732.

The State and SABESP will provide reciprocal offset of their receivables up to the limit of R$360,667, by means of monthly and consecutive installments from June to December 2004. The remaining balance of R$221,111 of the State's consolidated debt will be paid in 60 equal and consecutive monthly installments, the first of which falling due on May 30, 2004. Part of the interest on capital for the years prior to 2003 will be offset against the first 12 installments, at the nominal amount of R$44,222. The remaining portion of this amount will be subject to monetary restatement based on the monthly Expanded Consumer Price Index (IPCA-IBGE) plus 0.5% per month, starting in March 2004 and until the month when the respective payment is made or offset, and will be used for settling the water supply and sewage collection bills.

The debt in the amount of R$320,623, which refers to the reimbursement for supplementary retirement and pension benefits in the period from March 1986 to November 2001, as established in State Law No. 200/74, is under discussion as set forth in the agreement and will be partially resolved by the transfer of the Alto Tietê Reservoir System, in the amount of R$300,880.

The amounts stated in the balance sheet consider the accounts due and monetary restatement up to December 2003.

(ii) Receivables from shareholder

These receivables refer to supplementary pensions and paid leave benefits paid by the Company to former employees of the state-owned companies which were merged to form SABESP. These amounts should be reimbursed by the State Government, which is responsible for fulfilling these obligations, established by State Law No. 200/74. These receivables amounted to R$170,363 as of December 31, 2003. In 2002, these receivables amounted to R$83,240 and were classified in current assets. They were reclassified to noncurrent assets under the heading “Accounts receivable”.

(iii) Agreement with the Department of Water and Electric Power (DAEE)

This agreement, signed April 24, 1997, between DAEE and SABESP has the purpose of establishing joint operations for interconnecting the Tietê River with the Biritiba Reservoir and the interconnection of this Reservoir to the Jundiaí Reservoir, for optimizing the Alto Tietê Basin by adding 5.0 m 3 /s of water. DAEE grants a concession to SABESP for the use of the water for a 30-year period.

7. INDEMNITIES RECEIVABLE

The Municipalities of Diadema and Mauá terminated the concessions for water supply and sewage collection at the beginning of 1995.

In December 1996, the Company filed claims to seek compensation for investments made during the terms of the concession agreements. Although the Company has not yet been compensated for these investments, water is still supplied on a bulk basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

The net book value of property, plant, and equipment relating to the Municipality of Diadema, written off in December 1996, amounted to R$75,231, and the claim balance and other receivables from the municipality amounting to R$62,876 are recorded under noncurrent receivables as “Indemnities receivable”.

The net book value of property, plant and equipment relating to the Municipality of Mauá, written off in December in 1999, amounted to R$103,763, and the claim balance of R$85,918 is recorded under noncurrent receivables as “Indemnities receivable”.

Both claims are pending court decisions, although the legal counsel conducting the litigation expects a favorable outcome for the Company.

As regards the Municipality of Mauá , in a hearing held in February 2003, SABESP objected to the questions asked by the Municipality of Mauá and the Mauá Basic Sanitation Company to the court-appointed expert in view of the claim's preclusion. The expert presented the comments of his technical assistant and, after this step, both parties presented their arguments and the case is awaiting a final decision.

As regards the Municipality of Diadema , there are various claims challenging the settlement reached by the parties, including a class action and an action for annulment, both of which were judged in favor of SABESP.

8. PROPERTY, PLANT AND EQUIPMENT

	Corporate law
		2003			2002
	Annual depreciation rates - %	Cost	Accumulated depreciation and amortization	Net	Net

In use:
Water systems:
Land	-	928,115	-	928,115	916,689
Buildings	4	2,588,762	(1,099,538)	1,489,224	1,513,731
Connections	5	742,245	(261,298)	480,947	490,600
Water meters	10	252,221	(113,336)	138,885	141,123
Networks	2	3,017,482	(783,181)	2,234,301	2,210,242
Equipment	10	223,634	(116,671)	106,963	60,224
Other	2 to 20	429,664	(154,373)	275,291	268,908
		8,182,123	(2,528,397)	5,653,726	5,601,517
Sewage systems:
Land	-	347,938	-	347,938	339,953
Buildings	4	1,284,208	(391,134)	893,074	858,162
Connections	5	766,106	(258,211)	507,895	508,875
Networks	2	4,093,213	(843,134)	3,250,079	3,072,855
Equipment	10	415,725	(241,183)	174,542	166,796
Other	2 to 20	25,712	(18,287)	7,425	13,313
		6,932,902	(1,751,949)	5,180,953	4,959,954
General use:
Land	-	102,527	-	102,527	102,527
Buildings	4	115,873	(54,987)	60,886	62,172
Transportation equipment	20	130,566	(107,402)	23,164	31,480
Furniture, fixtures and equipment	10	267,309	(135,984)	131,325	113,402
Free lease land	-	25,312	-	25,312	25,312
Free lease assets	2 to 20	9,618	(3,027)	6,591	5,552
		651,205	(301,400)	349,805	340,445
		15,766,230	(4,581,746)	11,184,484	10,901,916
Construction in progress:
Water systems	-	579,650	-	579,650	795,459
Sewage systems	-	1,590,264	-	1,590,264	1,673,402
Other	-	22,228	-	22,228	24,278
		2,192,142	-	2,192,142	2,493,139
Intangible assets (e)	-	729,209	(42,587)	686,622	275,726
Total		18,687,581	(4,624,333)	14,063,248	13,670,781

	Supplementary information
	In constant purchasing power currency
		2003			2002
	Annual depreciation rates - %	Cost	Accumulated depreciation and amortization	Net	Net

In use:
Water systems:
Land	-	2,196,470	-	2,196,470	2,174,556
Buildings	4	6,053,330	(2,596,295)	3,457,035	3,544,759
Connections	5	1,703,268	(610,971)	1,092,297	1,122,516
Water meters	10	439,638	(228,515)	211,123	232,312
Networks	2	6,948,706	(1,845,302)	5,103,404	5,190,245
Equipment	10	467,578	(262,608)	204,970	120,998
Other	2 to 20	1,019,780	(529,996)	489,784	416,942
		18,828,770	(6,073,687)	12,755,083	12,802,328
Sewage systems:
Land	-	806,352	-	806,352	790,791
Buildings	4	2,963,325	(917,399)	2,045,926	1,995,850
Connections	5	1,730,534	(599,942)	1,130,592	1,148,371
Networks	2	9,365,625	(1,982,620)	7,383,005	7,088,969
Equipment	10	942,628	(561,631)	380,997	411,039
Other	2 to 20	48,062	(45,013)	3,049	18,980
		15,856,526	(4,106,605)	11,749,921	11,454,000
General use:
Land	-	243,671	-	243,671	243,671
Buildings	4	272,067	(130,177)	141,890	146,143
Transportation equipment	20	260,104	(228,234)	31,870	44,560
Furniture, fixtures and equipment	10	562,958	(395,409)	167,549	152,956
Free lease land	-	60,165	-	60,165	60,165
Free lease assets	2 to 20	22,860	(7,177)	15,683	13,160
		1,421,825	(760,997)	660,828	660,655
		36,107,121	(10,941,289)	25,165,832	24,916,983
Construction in process:
Water systems	-	789,103	-	789,103	1,268,055
Sewage systems	-	2,164,959	-	2,164,959	2,741,658
Other	-	30,442	-	30,442	40,436
		2,984,504	-	2,984,504	4,050,149
Intangible assets (e)	-	945,501	(69,960)	875,541	470,523
Total		40,037,126	(11,011,249)	29,025,877	29,437,655

a) Depreciation

All assets were revalued in 1990 and 1991 and are being depreciated at annual rates which take into consideration the remaining economic useful lives of the assets presented in the appraisal reports which are generally within the above rates.

b) Disposals of property, plant, and equipment:

In 2003, the Company wrote off property, plant and equipment items in the amount of R$61,657, which resulted in a loss of R$61,654 (2002 - R$16,479), of which R$49,379 (2002 - R$13,962), refers to items in use, due to obsolescence, theft and sale, and R$12,275 (2002 - R$2,517) to construction in progress, due to projects not considered economically feasible.

c) Capitalization of interest and financial charges

In compliance with CVM Resolution No. 193/96, in 2002, the Company capitalized R$17,902 of financial charges, mainly exchange variation, related to financing of construction in progress. In 2003, with the appreciation of the Brazilian real in relation to the dollar, R$1,559 was reversed.

d) Construction in progress

Refers mainly to new projects and operating improvements. In 2003, write-offs increased R$495,252, net (2002 - R$471,807) and transfers from construction in progress to property, plant and equipment in use totaled R$796,249 (2002 - R$382,490).

Investments in construction projects already contracted are estimated at R$776,000 starting in 2004 (2003 - R$890,000) (unaudited).

			Supplementary information
	Corporate law :		In constant purchasing power currency
	2003	2002	2003	2002

Water systems:
Networks and connections	239,297	229,206	325,765	340,292
Transmission	60,318	146,397	82,114	217,350
Water treatment	89,289	125,474	121,553	186,285
Sub-transmission	90,177	140,411	122,762	208,461
Production and storage	79,443	125,591	108,149	186,460
Other	21,126	28,380	28,760	42,135
Total water systems	579,650	795,459	789,103	1,180,983

Sewage systems:
Collection	1,237,310	1,255,363	1,684,453	2,119,683
Treatment	261,714	338,657	356,293	571,823
Other	91,240	79,382	124,213	134,037
Total sewage systems	1,590,264	1,673,402	2,164,959	2,825,543
Other	22,228	24,278	30,442	43,623
Total	2,192,142	2,493,139	2,984,504	4,050,149

e) Intangible assets

Starting in 1999, negotiations for new concessions are made on the basis of the economic and financial results of the transaction determined in appraisal reports issued by independent experts.

The amount defined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares or in cash, is recorded in this account and amortized over the 30-year concession period.

The net amount shown relates to concessions with the following municipalities:

			Supplementary information
	Corporate law		In constant purchasing power currency
Municipalities	2003	2002	2003	2002

Agudos	6,165	6,375	11,164	11,577
Bom Sucesso do Itararé	66	59	79	81
Campo Limpo Paulista	9,589	9,593	15,806	16,048
Conchas	1,869	1,938	3,041	3,154
Duartina	898	891	1,390	1,403
Estância de Serra Negra	3,425	3,486	5,130	5,239
Itararé	4,324	4,435	8,248	8,509
Marabá Paulista	286	297	456	474
Miguelópolis	3,261	3,384	6,301	6,550
Osasco	218,812	222,212	366,377	375,130
Paraguaçu Paulista	11,582	12,017	23,083	23,971
Paulistânia	119	118	160	160
Sandovalina	167	167	272	275
Santa Maria da Serra	737	729	1,212	1,222
São Bernardo do Campo	415,471	-	416,515	-
Várzea Paulista	9,851	10,025	16,307	16,730
	686,622	275,726	875,541	470,523

f) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-party properties, in conformity with the related legislation. The owners of these properties will be compensated either amicably or through the courts.

The amount of compensation to be paid starting in 2004 is estimated at approximately R$189,000 (unaudited) which will be paid with internal funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. In 2003, the total recorded as property, plant and equipment from expropriations was R$5,499 (2002 - R$3,465).

g) Tax effects on the revaluation of assets

As permitted by CVM Instruction No. 197/93, the Company did not record accruals for the tax effects (deferred taxes) on the revaluation write-up recorded as a result of the revaluations of property, plant, and equipment carried out in 1990 and 1991. Had this effect been accounted for, the unrealized amount as of December 31, 2003 would be R$526,900 (2002 - R$572,582). For 2003, the realization of the revaluation reserve amounted to R$134,245 (2002 - R$95,841).

h) São Bernardo do Campo

On December 19, 2003, the Company entered into an “Agreement for the Transfer of Basic Public Sanitation Services - Water Distribution, Sewage Collection and Treatment - and of Ownership of Assets Required for Such Services” with the municipality of São Bernardo do Campo . The economic value of the transaction, in the amount of R$415,471, was as stated in the appraisal report issued by independent experts.

i) The Company has assets in the amount of R$249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 11).

9. LOANS AND FINANCING

	Corporate law
	2003			2002
Financial institution	Current	Long-term	Total	Current	Long-term	Total

In local currency:
Federal Government/Banco do Brasil	156,592	2,293,260	2,449,852	137,478	2,341,027	2,478,505
Debentures 3rd Issue	366,465	-	366,465	-	365,627	365,627
Debentures 4th Issue	100,001	199,999	300,000	-	300,000	300,000
Debentures 5th Issue	-	430,625	430,625	-	421,153	421,153
Caixa Econômica Federal	36,415	486,282	522,697	28,380	493,130	521,510
Brazilian Economic and Social Development Bank - BNDES	-	102,181	102,181	-	4,060	4,060
Other	2,285	25,528	27,813	2,236	24,149	26,385
Interest and charges	51,942	-	51,942	52,401	-	52,401

	713,700	3,537,875	4,251,575	220,495	3,949,146	4,169,641

In foreign currency:
International Bank for Reconstruction and Development (IBRD): US$29,849,000 (2002 - US$56,340,000)	53,789	32,452	86,241	104,132	94,934	199,066
Société Générale: € 2,746,000 (2002 - € 3,469,000)	2,971	7,055	10,026	2,675	10,165	12,840
Interamerican Development Bank (IDB): US$449,155,000 (2002 – US$425,642,000)	110,199	1,187,499	1,297,698	125,969	1,377,952	1,503,921
Eurobonds: US$500,000,000 (2002 - US$475,000,000)	-	1,444,600	1,444,600	706,660	971,658	1,678,318
Deutsche Bank Luxembourg: US$40,000,000 (2002 – US$60,000,000)	57,784	57,784	115,568	70,666	141,332	211,998
Interest and charges	58,555	-	58,555	101,872	-	101,872

	283,298	2,729,390	3,012,688	1,111,974	2,596,041	3,708,015

Total	996,998	6,267,265	7,264,263	1,332,469	6,545,187	7,877,656

Exchange rate as of December 31, 2003: US$- R$2.8892; € - R$3.65059.

	Supplementary information
	Constant purchasing power currency
	2003			2002
Financial institution	Current	Long-term	Total	Current	Long-term	Total

In Brazilian currency:
Federal Government/Banco do Brasil	156,592	2,293,260	2,449,852	149,426	2,544,477	2,693,903
Debentures 3rd Issue	366,465	-	366,465	-	397,402	397,402
Debentures 4th Issue	100,001	199,999	300,000	-	326,072	326,072
Debentures 5th Issue	-	430,625	430,625	-	457,754	457,754
Caixa Econômica Federal	36,415	486,282	522,697	30,847	535,986	566,833
BNDES	-	102,181	102,181	-	4,413	4,413
Other	2,285	25,528	27,813	2,430	26,248	28,678
Interest and charges	51,942	-	51,942	56,954	-	56,954

	713,700	3,537,875	4,251,575	239,657	4,292,352	4,532,009

In foreign currency:
International Bank for Reconstruction and Development (IBRD): US$29,849,000 (2002 - US$56,340,000)	53,789	32,452	86,241	113,182	103,184	216,366
Société Générale: € 2,746,000 (2002 - € 3,469,000)	2,971	7,055	10,026	2,907	11,048	13,955
Interamerican Development Bank (IDB): US$449,155,000 (2002 - US$425,642,000)	110,199	1,187,499	1,297,698	136,917	1,497,704	1,634,621
Eurobonds: US$500,000,000 (2002 - US$475,000,000)	-	1,444,600	1,444,600	768,073	1,056,101	1,824,174
Deutsche Bank Luxembourg: US$40,000,000 (2002 – US$60,000,000)	57,784	57,784	115,568	76,807	153,615	230,422
Interest and charges	58,555	-	58,555	110,725	-	110,725

	283,298	2,729,390	3,012,688	1,208,611	2,821,652	4,030,263

Total	996,998	6,267,265	7,264,263	1,448,268	7,114,004	8,562,272

Exchange rate as of December 31, 2003: US$- R$2.8892; € - R$3.65059.

a) Federal Government/Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, charges and payments are made on the “Price” amortization system (monthly), indexed to the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest of 8.5% per year and final maturity in 2014. This financing is guaranteed by the São Paulo State Government by a pledge of its own revenues and the revenues of SABESP.

b) Debentures

3rd Issue

In March 1999, the Company made a public placement of non-convertible debentures. This resulted in the placement of 413,094 debentures with a face value of R$1 each, totaling R$413,094, as follows:

  1st, 2nd and 3rd series - R$115,000 each series
  4th series - R$51,666
  5th series - R$16,428

In December 2002, the Company had 47,290 debentures in treasury, of which 793 were replaced in April 2003, and 46,497 debentures remain in treasury, amounting to R$46,629, classified as a reduction of current liabilities.

In March 2003, the yield for the five series was renegotiated, and the rate of CDI + 1.5% was changed to CDI + 2.85% per year; payments continue being made on a quarterly basis.

In 2003, the Company accrued interest of R$99,851 (2002 - R$80,204), which was paid in quarterly installments, except for a remaining balance of R$1,172, which is recorded under “Loans and Financing” in current liabilities.

4th Issue

On April 1, 2001, 30,000 registered, non-convertible debentures, in a single series, were issued with a face value of R$10 each, in the total amount of R$300,000. The placement of these debentures in the local market occurred through an auction held on June 8, 2001.

These debentures are redeemable in 12 quarterly installments starting March 15, 2004, with final maturity on December 15, 2006.

These debentures bear interest at the average rate paid on one-day interbank deposits (DI), calculated and disclosed by the Clearinghouse for the Custody and Financial Settlement of Securities (CETIP), plus a spread of 1.20% per year. Interest is paid quarterly, and the first payment was made on June 15, 2001.

The funds raised were used to pay debt maturing in the year of placement.

In 2003, the Company accrued interest in the amount of R$68,297 (2002 - R$57,295). The remaining balance of R$2,163 is recorded under “Loans and Financing” in current liabilities.

5th Issue

On April 1, 2002, the 5th issue of registered, non-convertible debentures, without preference or guarantee, was made with a face value of R$10 each. The face value of the second series is changed monthly in view of its features, in accordance with the respective indenture.

The funds raised were used to pay debt maturing in 2002.

The Company issued 40,000 debentures in two series, as follows:

	1 st series	2 nd series
Placement date	May 16, 2002	May 16, 2002
Quantity	31,372	8,628
Face value - Issue	R$313,720	R$86,280
Interest - original	CDI + 1.85% p.a.	IGP-M + 13.25% p.a.
Interest payment form	Quarterly, except last installment on March 1, 2007	Annual, except last installment on March 1, 2007
Repayment	3 installments on April 1, 2005, April 1, 2006 and March 1, 2007	3 installments on April 1, 2005, April 1, 2006 and March 1, 2007

In October 2003, returns on the two series were renegotiated; the rate for the 1st series was changed from CDI + 1.85% per year to CDI + 2% per year, and the rate for the 2nd series was changed from IGPM + 13.25% per year to IGPM + 12.70% per year.

Due to this renegotiation, the Company repurchased 4,714 debentures in the amount of R$55,477, which were held in treasury until December 2003, when they were replaced for R$57,499.

In 2003, the Company accrued interest in the amount of R$73,653 (2002 - R$47,182) for the 1st series, paid quarterly, and R$15,993 (2002 - R$10,683) for the 2nd series, paid annually. The remaining balances of R$15,257 (2002 - R$16,876) of the 1st series, and R$11,403 (2002 - R$10,683) of the 2nd series, are recorded under “Loans and Financing” in current liabilities.

c) Caixa Econômica Federal

Pro-Sanitation Program

(i) Water and Sewage

Several loan agreements were signed in 1996, 1997 and 1998 under the Pro-Sanitation Program with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. The loans are collateralized by the collections of the daily billings from water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months starting from the beginning of the related collections.

The balance as of December 31, 2003 is R$505,278 (2002 - R$507,181), and the unused amount of these loans, which are in the grace period, is R$6,269 (2002 - R$8,324).

The contractual charges are:

Contract signed in
	1996	1997	1998
Interest rate	9.5% p.a .	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.
During the grace period:
Risk rate	1.0% on the amount drawn down	1.0% on the amount drawn down	0.6% p.a. on the outstanding balance
Administration fee	0.12% per month on the contract amount	2.0% p.a. on the amount drawn down	2.0% p.a. on the amount drawn down
During the repayment phase :
Administration fee	Difference between the installment at 10.5% p.a. and at 9.5% p.a.	1.0% p.a. on the outstanding balance	1.0% p.a. on the outstanding debit balance

(ii) “Pró-Sanear” Program

In 1997 and 1998, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the participation of the communities receiving the services, in several municipalities of the Metropolitan São Paulo. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt. Repayments will be made in 180 months after the beginning of collections. As of December 31, 2003, the balance is R$17,419 (2002 - R$14,329), and the amount available for use from these loans, for projects already in progress, is R$15,925 (2002 - R$20,367).

The financial charges are:

  Interest rate - 5.0% p.a.
  Administration fee (grace period) - 2.0% p.a. on the outstanding balance
  Administration fee (repayment phase) - 1.0% p.a. on the outstanding balance
  Risk rate (grace period) - 1.0% on the amounts drawn down

Covenants:

Through the Agreement for Performance Improvement, targets are established for financial indicators (operating margin, personnel expense margin, and revenue evasion index), as well as operating indicators that, based on the last two years, are projected on a six-month basis for the next two years.

d) BNDES

Contract 01.2.619.3.1 - signed in August 2002, for the total amount of up to R$60,000, for the purpose of financing part of the Company’s contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IDB). The related project is in the execution stage, and the total drawn down in 2003 was R$24,026; the outstanding balance as of December 31, 2003 was R$25,545.

Onlending agreement 10/669.748-6, for the total amount of R$180,000, is distributed among the financing agents as follows:

Agent	Amount
Unibanco - União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000
Total	180,000

The related project is in the execution stage; the total drawn down in 2003 was R$72,077 and the outstanding balance as of December 31, 2003 was R$76,636. The funds are passed on from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest - TJLP limited to 6% p.a., plus a spread of 3% p.a., paid quarterly during the grace period, and monthly in the repayment phase. The TJLP portion exceeding 6% p.a. will be added to the outstanding balance.

Repayment - In 84 monthly installments, the first due in September 2005 and the last in August 2012.

The agreements are collateralized by part of the revenues from water supply and sewage services.

Covenants:

Current ratio: higher than 1.0.

EBITDA/Net Operating Revenue: equal to or higher than 38%.

Total connections (water and sewage)/own employees: equal or higher than 520.

EBITDA/Debt Service: equal to or higher than 1.5.

Shareholders’ Equity/Total Liabilities: equal to or higher than 0.8.

e) International Bank for Reconstruction and Development (IBRD)

Loan Agreement 3102 - Signed in February 1990, for US$280 million, to finance improvements in the Company’s operating efficiency. Repayments began in September 1994 and the loan bears interest at 0.5% above the cost of the amounts drawn down qualified in the prior six-month period, with final maturity in March 2004. The Federative Republic of Brazil signed a guarantee contract with IBRD on the same date, guaranteeing the funds for the fulfillment of the contractual obligations. As of December 31, 2003, the outstanding balance was US$14,124,000, R$40,808 (2002 - R$134,764).

Loan Agreement 3504 - In March 1993, the State of São Paulo and SABESP signed an onlending agreement to transfer the funds covered by the basic agreement signed between the State of São Paulo and IBRD in December 1992 to finance the environmental clean-up of the Guarapiranga Basin. In the same month, the Federative Republic of Brazil signed a guarantee contract with IBRD guaranteeing the funds for the fulfillment of the contractual obligations. Semiannual repayments started in October 1997, with final maturity in April 2007. The interest rate is 0.5% per annum above IBRD’s cost of funding. As of December 31, 2003, the outstanding balance was US$15,725,000, R$45,433 (2002 - R$64,302).

f) Inter-American Development Bank (IDB)

Loan Agreement 229 - In June 1987, the Company signed a loan agreement with the IDB for US$163 million to finance a sewage program for Metropolitan São Paulo. Semiannual repayments started in January 1994, with annual interest of 7.7% and final maturity in July 2007. In June 1987, the Federative Republic of Brazil signed a guarantee contract with IDB guaranteeing the funds for the fulfillment of the contractual obligations. As of December 31, 2003, the outstanding balance was US$53,536,000, R$154,675 (2002 - R$218,585).

Loan Agreement 713 - In December 1992, the Company signed a loan agreement with the IDB for US$400 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with final maturity in December 2017. Interest varies according to the cost of loans of the Bank in each six-month period. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the IDB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2003 was US$307,724,000, R$889,075 (2002 - R$1,086,565).

Loan Agreement 896 - In December 1992, the Company signed a loan agreement for US$50 million, also for the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the IDB guaranteeing the funds for the fulfillment of the contractual obligations. As of December 31, 2003, the outstanding balance was US$36,111,000, R$104,332 (2002 - R$137,406).

Loan Agreement 1212 - In July 2000, the Company signed a loan agreement with the IDB for US$200 million to finance the second stage of the Tietê River Pollution Abatement Project. The project is in the execution stage. The amount drawn down in 2003 was US$34,417,000 and the unused balance is US$148,215,000.

The loan will be repaid semiannually; the first installment is due six months after the date established for the last withdrawal and final maturity is July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The outstanding balance as of December 31, 2003 was US$51,784,000, R$149,616 (2002 - R$61,365).

Covenants

Loan Agreement 229: Long-term indebtedness cannot exceed 1.5 times shareholders’ equity.

Loan Agreements 713, 896 and 1212:

Tariffs must: a) produce revenues sufficient to cover the system’s operating expenses, including administrative, operating, maintenance, and depreciation expenses; b) provide a return on property, plant, and equipment no less than 7%. During project execution, the balances of short-term loans must not exceed 8.5% of shareholders’ equity.

g) Eurobonds

(i) In July 1997, the Company carried out a foreign loan transaction of US$275 million led by UBS - Securities LLC, with Deutsche Morgan Grenfell and BB Securities as co-leaders. This loan is subject to interest of 10% p.a., paid semiannually, and final maturity is in July 2005. The funds were used for the advance redemption of debentures.

(ii) In June 2000, the Company issued Eurobonds abroad in the amount of US$200 million. The issue was led by Deutsche Bank and Salomon Smith Barney (City Group). The interest rate was 12% p.a., paid semiannually, and final maturity was July 2003, when the contract was fully settled. The funds were used to refinance the Company’s existing financial obligations.

(iii) In June 2003, the Company issued Eurobonds abroad in the amount of US$225 million. The issue was led by The Bank of New York and the principal agent was The Bank of Tokyo Mitsubishi Ltd. The interest rate is 12% p.a., paid semiannually, and final maturity is in June 2008. The funds were used for the final settlement of the US$200 million Eurobond matured in July 2003.

Covenants (in constant purchasing power currency)

Limitation against incurring new debt when the debt to adjusted capitalization (*) ratio is higher than 0.42.

Interest coverage cannot be lower than 2.5 (adjusted EBITDA (**)/financial expenses).

Loans to the controlling shareholder are limited to the amount of the respective accounts receivable.

h) Syndicated loans

Deutsche Bank Luxembourg

In October 2000, the Company signed a loan agreement for US$100 million, to refinance existing obligations. The paying agent of the loan was Deutsche Trust Bank Limited and the arranger was Brazilian American Merchant Bank. The loan is being repaid in 10 semiannual installments of principal and interest for the period at 11.13% p.a., with final maturity in October 2005. Two installments totaling US$20 million, plus interest for the period, were paid in 2003.

Covenants (in constant purchasing power currency)

Limitation against incurring new debt when the debt to adjusted capitalization (*) ratio is greater than 0.42.

Interest coverage cannot be less than 2.5 (adjusted EBITDA (**)/financial expenses).

Loans to the controlling shareholder are limited to the amount of the respective accounts receivable.

(*) Adjusted capitalization excludes from shareholders’ equity the past-due receivables from the São Paulo State, Government and also from bulk water supply to municipal authorities in Metropolitan São Paulo.

(**) Adjusted EBITDA is calculated by excluding uncollected water sales and sewage services to the São Paulo State Government and uncollected bulk water sales to independent utilities in the São Paulo Metropolitan area (non-accounting information).

i) Covenants

The covenants are being met and, accordingly, the balances of loans and financings are duly classified into current and long-term, in accordance with the contractual maturities.

j) Maturities

Loans and financing fall due as follows:

	2004	2005	2006	2007	2008	2009	2010 and beyond	Total
In local currency	713,700	459,064	487,718	407,512	285,240	307,572	1,590,769	4,251,575
In foreign currency	283,298	978,827	134,384	124,170	729,082	79,012	683,915	3,012,688
	996,998	1,437,891	622,102	531,682	1,014,322	386,584	2,274,684	7,264,263

k) Foreign currency purchase

In December 2003, the Company carried out transactions for the advance purchase of foreign currencies in accordance with Circular 2926/99 dated September 8, 1999, issued by the Central Bank of Brazil. The amounts purchased, US$2,067,000 (R$5,969) and € 5,660,000 (R$20,621), totaling R$26,590, will be used for paying an installment of Loan Agreement 229 to the IDB. As of December 31, 2003, these amounts are restated based on the respective exchange variations and are recorded under the caption “Cash and cash equivalents” in current assets (Note 4).

10. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

a) Balance sheet and income statement amounts

			Supplementary information
	Corporate law		In constant purchasing power currency
	2003	2002	2003	2002
In current assets: (i)
Deferred income tax	2,849	43,016	2,849	46,754
Deferred social contribution tax	26,835	15,486	26,835	16,832
	29,684	58,502	29,684	63,586
In noncurrent assets: (ii)
Deferred income tax	133,354	92,734	133,354	100,794
Deferred social contribution tax	89,450	113,299	89,450	123,145
	222,804	206,033	222,804	223,939
In current liabilities: (iii)
Deferred PASEP (tax on revenue)	15,850	26,766	15,850	29,092
Deferred COFINS (tax on revenue)	29,652	49,500	29,652	53,802
Deferred income tax	-	9,903	-	10,764
	45,502	86,169	45,502	93,658
In long-term liabilities: (iv)
Deferred income tax	63,751	59,110	3,340,063	3,276,985
Deferred social contribution tax	18,440	16,770	1,197,912	1,174,813
Deferred PASEP	13,812	-	13,812	-
Deferred COFINS	25,114	-	25,114	-
	121,117	75,880	4,576,901	4,451,798
In results of operations:
For the year:
Income tax	(168,083)	(2,842)	(170,843)	(4,125)
Deferred income tax	(17,491)	60,531	43,914	(71,902)
Reversal of deferred income tax	9,903	179,268	9,932	206,635
Deferred income tax, net	(7,588)	239,799	53,846	134,733
	(175,671)	236,957	(116,997)	130,608
For the year:	(48,006)	-	(48,892)	-
Social contribution tax	(18,959)	86,358	2,982	47,151
Deferred social contribution tax	(66,965)	86,358	(45,910)	47,151

(i) In current assets

Mainly calculated on temporary differences totaling R$11,395 (2002 - R$172,064). As of December 31, 2003, social contribution tax loss carryforwards are R$286,776 (2002 - recorded in noncurrent assets).

(ii) In noncurrent assets

Mainly calculated on temporary differences totaling R$533,417 (2002 - R$370,936) related to income tax, and R$545,340 (2002 - R$294,957) related to social contribution tax.

The Company is claiming in court the right to fully offset the tax loss carryforwards without the 30% annual limitation imposed by Law No. 8,981/95; however, the portion offset in the year was within the limitation established in this law. As of December 31, 2003, social contribution tax loss carryforwards total R$448,548 (2002 - R$963,923).

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, the realization of credits arising from tax loss carryforwards and temporary differences should occur by the end of 2006, based on budget projections, as follows:

Year	Realization
2004	40%
2005	48%
2006	12%
Total	100%

(iii) In current liabilities

Recorded at the rate of 25% of the balance of inflationary profit and supplementary price-level restatement (difference between the Consumer Price Index (IPC) and the National Treasury Fiscal Bond (BTNF) rate), with realization of R$9,903 in 1993 (2002 - R$179,268).

(iv) In long-term liabilities

  Income and social contribution taxes

Mainly calculated on temporary differences totaling R$255,003 (2002 - R$236,441) related to income tax and R$204,897 (2002 - R$186,335) related to social contribution tax.

  PASEP and COFINS

Mainly calculated on temporary differences totaling R$837,114.

In addition, as mentioned in Note 17 (d), for purposes of financial statements in constant purchasing power currency, management calculated and recorded deferred income and social contribution taxes on the increase in the value of permanent assets arising from their price-level restatement, as follows:

	2003	2002
Calculation basis of the price-level restatement of permanent assets (excluding “Land”)	13,105,246	12,850,950
Income tax - 25%	3,276,312	3,212,738
Social contribution - 9%	1,179,472	1,156,586
Total effect on long-term liabilities	4,455,784	4,369,324
Effects in the year:
On results of operations	(85,013)	248,470
On shareholders' equity	171,473	715,107
Total effect on shareholders' equity and long-term liabilities	86,460	963,577

b) Breakdown of deferred tax balances

			Supplementary information
	Corporate law		In constant purchasing power currency
	2003	2002	2003	2002
In current assets:
Accruals for litigation	3,874	58,502	3,874	63,586
Social contribution tax loss carryforwards	25,810	-	25,810	-
	29,684	58,502	29,684	63,586
In noncurrent assets:
Reserve for contingencies	172,499	96,190	172,499	104,550
Income tax losses	-	21,975	-	23,885
Social contribution tax losses	40,369	86,753	40,369	94,292
Other	9,936	1,115	9,936	1,212
Total	222,804	206,033	222,804	223,939
In current liabilities:
Deferred PASEP	15,850	26,766	15,850	29,092
Deferred COFINS	29,652	49,500	29,652	53,802
Inflationary profit	-	9,903	-	10,764
	45,502	86,169	45,502	93,658
In long-term liabilities:
Profit from government entities	82,191	75,880	82,191	82,474
Billing to government entities	38,926	-	38,926	-
Income and social contribution taxes on price-level restatements	-	-	4,455,784	4,369,324
Total	121,117	75,880	4,576,901	4,451,798

c) Reconciliation of the effective tax rate

The amount recorded as income and social contribution tax expense in the financial statements is reconciled to the statutory rates, as shown below:

	Corporate law
	2003		2002
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income (loss) before taxes on income	1,111,078	1,111,078	(938,709)	(938,709)
Statutory rate	25%	9%	25%	9%
Statutory tax credit or charge	(277,770)	(99,997)	234,677	84,484
Reconciliation:
Additions:
Realization of the revaluation reserve	(33,561)	(12,082)	(23,960)	(8,626)
Exclusions:
Interest on capital	126,022	45,368	27,056	9,740
Other amounts	9,638	(254)	(816)	760
Income and social contribution taxes in the results of operations	(175,671)	(66,965)	236,957	86,358

11. TAXES PAYABLE

	Corporate law
	Current		Long-term
	2003	2002	2003	2002
Income tax	4,396	-	-	-
COFINS and PASEP (taxes on revenue)	23,428	7,934	-	-
Tax refinancing agreements:
PAES	33,201	-	282,214	-
REFIS	-	63,193	-	73,725
INSS (social security contribution)	15,055	12,910	-	-
Other	8,408	1,884	-	-
Total	84,488	85,921	282,214	73,725

			Supplementary information
			In constant purchasing power currency
	Current		Long-term
	2003	2002	2003	2002
Income tax
COFINS and PASEP (taxes on revenue)	4,396	-	-	-
Tax refinancing agreements	23,428	8,624	-	-
PAES
REFIS	33,201	-	282,214	-
INSS (social security contribution)	-	68,685	-	80,131
Other	15,055	14,032	-	-
Total	8,408	2,047	-	-
	84,488	93,388	282,214	80,131

Breakdown of calculation basis upon enrollment in the Special Tax Debt Refinancing Program (PAES)

Tax	Principal	Fines	Interest	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10,684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law No. 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS), amounting to R$316,953. The debt, which is pending confirmation by the Federal Revenue Authorities, will be paid in 120 months.

After enrolling in the PAES program, from July to December 2003, the Company paid R$16,224 and accrued R$14,686 for charges.

The assets pledged as guarantee under the REFIS program, in the amount of R$249,034, remain as guarantee under the PAES program.

12. EMPLOYEE ASSISTANCE AND PENSION PLANS

a) Assistance plan

The Company is the sponsor of Fundação SABESP de Seguridade Social (“SABESPREV”), which provides optional, freely-chosen health plans maintained by contributions from the Company and participants, which were as follows in 2003:

  Company: 6.21% (2002 - 6.57%) of payroll, on average.
  Participating employees: 3.21% of base salary and premiums, equivalent to 2.25% of gross payroll, on average.

b) Retirement and Pension Plan Benefits

The defined-benefit pension plan managed by SABESPREV is supported by monthly contributions amounting to 2.10% from the Company and 2.10% from participants. In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2003, based on the report of the independent actuary calculated under the Projected Unit Credit Method, SABESP had a net actuarial liability of R$305,184 (R$281,195 in 2002) representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets, as shown below:

(i) Reconciliation of assets and liabilities

	2003	2002
Present value of actuarial liabilities	(774,126)	(666,248)
Fair value of plan assets	482,881	380,471
Deferred (gains) losses	(13,939)	4,582
Net liabilities to be recognized	(305,184)	(281,195)

(ii) Expenses recognized in the statement of operations

2003
Cost of current service	11,324
Cost of interest	102,319
Expected return on plan assets	(66,364)
Employee contributions	(11,678)
Amortization of past service cost	53,215
Total	88,816

(iii) Changes in net actuarial liabilities

Present value of net actuarial liability as of December 31, 2002	(68,336)
Cost of current service	(11,324)
Cost of interest	(102,319)
Expected return on plan assets	66,364
Employee contributions	11,678
Amortization of past service cost	(53,215)
(88,816)
Company contributions for 2003	11,612
Present value of net actuarial liability as of December 31, 2003	(145,540)

(iv) Changes in fair value of plan assets

2003
Fair value of plan assets as of December 31, 2002	380,471
Actual income from plan assets	99,502
Actual contributions made in 2003	25,062
Benefits paid in 2003	(22,154)
Fair value of plan assets as of December 31, 2003	482,881

(v) Changes in present value of liabilities

Present value of liabilities as of December 31, 2002	666,248
Cost of current service	11,324
Cost of interest	102,319
Benefits paid in 2003	(22,154)
Loss on present value of liabilities	16,389
Present value of liabilities as of December 31, 2003	774,126

(vi) Estimated expenses

2004
Cost of current service	11,960
Cost of interest	93,991
Expected return on plan assets	(58,478)
Employee contributions	(13,754)
Amortization of past service cost	53,215
Total	86,934

(vii) Actuarial assumptions

Several statistical and other factors that seek to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases as determined by SABESP, within certain internal guidelines. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by SABESP are reviewed on a routine basis and may differ materially from the actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded by SABESP.

The assumptions used for the actuarial valuation are the following:

	2003	2002
Economic assumptions
Discount rate	12.32% p.a.	15.56% p.a.
Expected rate of return on plan assets	12.06% p.a.	17.33% p.a.
Future salary increases	6.08% p.a.	9.14% p.a.
Increase in social security benefits and limits	4.00% p.a.	7.00% p.a.
Capacity factor
Salaries	98%	98%
Benefits	98%	98%

Demographic assumptions for 2003 and 2002
Mortality table	Adjusted IBGE
Disabled mortality table	RRB 1944
Disability entry table	RRB 1944
Turnover table	Prudential
Retirement age	First age entitled to one of the benefits
% of active participants married at time of retirement	95%
Age difference between the participants and their spouses	Wives are four years younger than husbands

Number of active participants as of December 31, 2003 - 17,178 (17,191 in 2002).

Number of inactive participants at December 31, 2003 - 4,397 (4,419 in 2002).

The valuation of the costing plan of SABESPREV is carried out by an independent actuary, and the assumptions used differ from those applied for purposes of calculating employee benefits, established by CVM Resolution No. 371. SABESPREV’s technical deficit calculated as of December 31, 2003 amounts to R$482,414 (2002 - R$458,087). Calculations differ substantially in relation to the actuarial method applied for determining risk benefits before retirement age, with the apportionment method used by SABESPREV versus capitalization to comply with CVM Resolution No. 371. Another significant difference is the 6% discount rate for SABESPREV and the 12.32% nominal rate under CVM Resolution No. 371, resulting from the combination of a long-term inflation rate of 4% per year plus an annual interest rate of 8%.

In 2003, the Sponsor and SABESPREV had negotiations to resolve the technical deficit by making changes to the current plan. This process is currently under review by the Sponsor, and a solution is expected to be presented in 2004.

13. VOLUNTARY TERMINATION PROGRAM

In 2003, SABESP’s management approved the implementation of a voluntary termination program. Approximately 700 employees volunteered for termination, and the resulting liability for termination payments amounted to R$34,645, recorded as expense under “Payroll and related charges”.

14. ACCRUAL FOR LITIGATION AND RESERVE FOR CONTINGENCIES

The Company is party to certain lawsuits arising in the normal course of business, including labor, tax, civil and commercial lawsuits brought before various courts of law, or at administrative levels.

The Company has provided for the amounts necessary to cover estimated probable losses in cases of an unfavorable outcome.

In the opinion of management, even if the outcome of such lawsuits is unfavorable to Sabesp, they will not have a material adverse effect on the Company’s financial position or business.

a) In current liabilities

			Supplementary information
	Corporate law		In constant purchasing power currency
	2003	2002	2003	2002
Accrual for litigation:
COFINS and PASEP - Law No. 9,718/98 (i)	-	170,494	-	185,311
FINSOCIAL (ii)	7,872	7,872	7,872	8,556
Customers (b (iii))	11,394	1,569	11,394	1,706
	19,266	179,935	19,266	195,573

(i) COFINS and PASEP - Law No. 9,718/98

Amount included in the Special Tax Debt Refinancing Program - PAES, after the Company withdrew the lawsuit against the calculation methodology established by Law No. 9,718/98.

(ii) FINSOCIAL

In July 1991, an “Ordinary Annulment and Declaratory Action” was filed through Lawsuit No. 91.0663460-5, requesting the Finsocial debts to be declared null and void and Sabesp’s obligation to contribute to Finsocial to be terminated.

Escrow deposits were made for the amounts related to the 2% tax rate, relating to the periods from April 1991 to April 1992, and the withdrawal of 75% of such deposits was authorized on August 30, 1994. The remaining 25%, representing the 0.5% tax rate, was maintained as an escrow deposit and continued as an accrual.

Since the Federal Supreme Court (STF) acknowledged the constitutionality of the Finsocial payable on gross revenues of companies that are exclusively service providers, and this, according to the Company’s legal counsel, would affect consideration of the merit of SABESP’s lawsuit, the Company paid the amount of R$57,016 on July 26, 2002, equal to 1.5% of the total amount due, and requested the transfer of the total escrow deposits to the Federal Revenue Authorities, thus terminating the claim under Lawsuit No. 91.0663460-5, which was in the formalization stage.

b) In long-term liabilities

Management, based on an analysis with its lawyers, recorded a reserve for contingencies in the amount of R$384,571 (2002 - R$237,370), considered sufficient to cover probable losses in legal actions, as follows:

			Supplementary information
	Corporate law		In constant purchasing power currency
	2003	2002	2003	2002
Labor (i)	24,195	19,131	24,195	20,794
Suppliers (ii)	157,832	107,380	157,832	116,712
Civil	20,031	11,329	20,031	12,314
Customers (iii)	169,773	89,066	169,773	96,806
Other	12,740	10,464	12,740	11,373
	384,571	237,370	384,571	257,999

(i) Labor claims - the Company is a defendant in various labor claims, and a significant portion of the involved amounts is under provisional or definitive execution. This amount is thus classified as a probable loss, and a reserve has been duly recorded. The reserve refers mainly to claims concerning overtime payment, health hazard premium and others. None of the claims are for material amounts and they are currently at various court levels.

(ii) Refer to lawsuits filed by service providers arising from construction contracts, which have already been judged by lower courts and await decision on the appeals filed by SABESP.

(iii) These amounts refer to various lawsuits filed by customers seeking tariff parity, currently in trial or appellate courts, where decisions have been both favorable and unfavorable to the Company.

c) Lawsuits

The ongoing lawsuits at various administrative levels or in the courts, in which the Company is a defendant, for which losses are considered by the Company’s lawyers as possible, but not probable, and for which reserves have therefore not been recognized in the financial statements, total R$459,700 (R$133,100 in 2002), as follows:

	2003	2002
Labor	6,000	4,300
Suppliers	44,750	31,800
Civil (i)	76,000	6,000
Customers (ii)	331,250	89,500
Other	1,700	1,500
	459,700	133,100

(i) The increase in 2003 refers mostly to lawsuits for land use.

(ii) Refer to lawsuits of the same nature as those referred to above in item b (iii); the increase in the amount arises from new lawsuits, as evaluated by the Company’s lawyers.

d) Escrow deposits

Stated at original amounts, these refer mostly to deposits made as determined by judicial decisions on labor claims and tax and civil lawsuits in which the Company is a party.

15. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2003 to June 2004, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2003, the Company paid an advance of R$20,385, equivalent to 50% of one month’s payroll; the remainder, if applicable, will be paid at the end of August 2004.

16. SHAREHOLDERS’ EQUITY

a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$4,100,000, corresponding to 40,000,000,000 registered common shares without par value.

b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 (2002 - 28,479,577,827) registered common shares without par value, held as follows:

	2003		2002

Shareholders	Number of shares	%	Number of shares	%

São Paulo State Finance Department	20,376,674,058	71.54	20,376,674,059	71.54
Shares held in custody by Stock Exchanges	8,073,310,852	28.35	8,062,195,428	28.30
Other	29,592,917	0.11	40,708,340	0.16

	28,479,577,827	100.00	28,479,577,827	100.00

c) Remuneration of shareholders

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian corporate law.

In 2003, the Company paid interest on capital in lieu of dividends, in the amount of R$504,089 (2002 - R$108,222); of this amount, R$17,943 was withheld as income tax. Interest on capital was calculated in conformity with article 9 of Law No. 9,249/95, at the Long-term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax deductibility purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity” in conformity with CVM Resolution No. 207/96.

d) Capital reserve

Comprises tax incentives and donations from government entities.

e) Profit reserves

(i) Allocation of net income

1. Net income	833,320
(+) Realization of revaluation reserve	134,245
(-) Interest on capital	504,089
(-) Legal reserve - 5%	41,666

Retained earnings	421,810

2. Management will propose the transfer of the retained earnings balance of R$421,810 to the Investment reserve account, to cover the needs of investments with internal funds, as planned in the Corporate Budget for 2004.

(ii) Investment reserve

Comprised specifically of internal funds for expansion of water supply and sewage service systems.

f) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company opted not to recognize income and social contribution taxes on the revaluation reserve for property, plant and equipment items recorded up to 1991.

The revaluation reserve is transferred to retained earnings in proportion to the depreciation and disposal of the respective assets.

17. SUPPLEMENTARY INFORMATION IN CONSTANT PURCHASING POWER CURRENCY

In conformity with Federal Accounting Council (CFC) Resolution 900/01 - Application of the Price Level Restatement Principle, supplementary information referring to the financial statements and respective notes prepared in constant purchasing power currency, based on the change in the restatement index, is presented below. This information was prepared in accordance with the following accounting practices:

a) Restatement index

The restatement of permanent assets, shareholders’ equity, income and expense accounts, and the calculation of gains and losses on monetary items was based on the Accounting Monetary Unit (UMC), which considers as a basis the General Market Price Index (IGP-M) (8.7% in 2003 and 25.3% in 2002).

b) Balance sheet accounts

Monetary assets and liabilities shown in the financial statements in constant purchasing power currency are the same as those shown as under “corporate law”, except accounts receivable from customers, accounts payable to suppliers and contractors, and deferred income and social contribution taxes in long-term liabilities, which are adjusted to reflect the purchasing power or realization value in currency as of December 31, 2003, taking as a basis the rate disclosed by the National Association of Investment Banks and Securities Dealers (ANBID).

Permanent assets and shareholders’ equity have been adjusted based on the monthly change in the UMC, which was restated based on the IGP-M index through December 31, 2003.

c) Income and expense accounts

All income and expense accounts were restated using the UMC from the month originally recorded, adjusted according to inflationary gains and losses calculated on the monthly beginning and ending balances of the monetary assets and liabilities generating financial income and expenses or nominal inflationary gains and losses which were considered as reductions of the income and expense accounts to which they are linked.

d) Deferred taxes

Deferred income and social contribution taxes were calculated based on the 15% tax rate plus surtaxes of 10% and 9%, respectively, on the increased value of the permanent asset items arising from their monetary restatement, in accordance with CVM instructions included in Pronouncement No. 99/006 from IBRACON (Brazilian Institute of Independent Auditors).

e) Statements of changes in shareholders' equity and of changes in financial position

These amounts are stated in constant purchasing power currency as of December 31, 2003.

f) Reconciliation of net income (loss) and shareholders’ equity, determined under corporate law and in constant purchasing power currency

	Net income (loss)		Shareholder’s equity

	2003	2002	2003	2002

Corporate law	833,320	(650,516)	7,576,943	7,246,476
Price-level restatements:
Of permanent assets	1,550,436	6,627,803	14,998,643	15,246,702
Of shareholders’ equity	(1,792,606)	(5,637,711)	-	-
Adjustment to present value - net	(377)	(466)	(2,802)	(2,425)
Reversal (provision) of taxes:
Income tax	62,510	(182,698)	(3,276,312)	(3,212,738)
Social contribution tax	22,503	(65,772)	(1,179,472)	(1,156,586)

In constant purchasing power currency	675,786	90,640	18,117,000	18,121,429

g) Gains and losses on monetary items

	2003	2002	Offset account

Assets
Current assets:
Cash and cash equivalents	(30,291)	(138,610)	Financial income
Accounts receivable	111,067	(213,210)	Financial income
Receivables from shareholder	(11,640)	(24,900)	Personnel expenses
Inventories	(1,470)	(5,356)	Expenses for supplies
Deferred income and social contribution taxes	(3,685)	-	Financial expenses
Other receivables	(10,100)	(24,007)	Financial income

	53,881	(406,083)

Noncurrent assets:
Accounts receivable	7,059	(3,903)	Financial income
Receivables from shareholder - GESP Agreement	(65,860)	(206,424)	Financial expenses
Deferred income and social contribution taxes	(18,350)	(94,675)	Financial expenses

Other receivables	(3,812)	(11,346)	Financial expenses

	(80,963)	(316,348)

Total losses	(27,082)	(722,431)

Liabilities
Current liabilities:
Suppliers and contractors	3,052	9,555	Financial expenses
Loans and financing	256,851	(29,153)	Financial expenses
Payroll and related charges	9,192	34,458	Personnel expenses
Accrual for litigation	12,778	47,040	Financial expenses
Interest on capital	(8,621)	99,537	General expenses
Taxes payable	15,425	23,933	Financial expenses
Deferred income and social contribution taxes	861	-	Financial expenses
Other payables	3,241	10,933	Service expenses

	292,779	196,303

Long-term liabilities:
Loans and financing	810,255	241,165	Financial expenses
Deferred income and social contribution taxes	6,870	61,113	Financial expenses
Taxes payable	10,870	24,521	Financial expenses
Reserve for contingencies	23,410	39,554	Financial expenses
Social security charges	7,936	15,465	Personnel expenses
Other payables	1,435	7,494	Financial expenses

	860,776	389,312

Total gains	1,153,555	585,615

Monetary gains and losses, net	1,126,473	(136,816)

18. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of assets:

Type of insurance	Insured amount-R$

Fire	264,875
Civil liability - construction	2,776
Engineering risk	622,781
Civil liability - Directors & Officers	80,000
Civil liability - operating	1,500

19. FINANCIAL INSTRUMENTS

Under the terms of CVM Instruction No. 235/95, the Company evaluated the book values of its assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most adequate realizable values. Consequently, the estimates presented do not necessarily indicate the amounts that might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Market values and book values of the Company’s financial instruments as of December 31, 2003 are as follows:

	Book value	Market value	Unrealized gain

Temporary cash investments (f)(i)	186,419	186,419	-
Foreign currency (f)(i)	26,590	26,590	-
Debentures (f)(ii)	(1,097,090)	(1,097,090)	-
Loans and financing (f)(iii)	(6,167,173)	(6,364,015)	196,842

	(7,051,254)	(7,248,096)	196,842

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the liability balances of loans and financing denominated in foreign currency obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts for protection against this risk, in view of the amounts, costs involved and opportunities. However, when possible, it makes advance purchases of foreign currencies and obtains funding in local currency, as a way to protect itself against exchange rate fluctuations.

A significant portion of the Company’s debt is pegged to the US dollar, Euro and other foreign currencies, totaling R$3,708,015 (Note 9). The Company’s net exposure to the exchange rate risk as of December 31, 2003 is summarized as follows:

	In thousands
	US$	€

Foreign currency	(2,067)	(5,660)
Loans and financing	1,019,004	2,746

	1,016,937	(2,914)

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations that would increase its financial expenses related to loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of December 31, 2003, the Company had R$1,225,090 in loans and financing which were obtained at variable interest rates (CDI and TJLP, etc.).

Another risk faced by the Company is the lack of correlation between the price-level restatement indexes of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

c) Debt acceleration risk

As of December 31, 2003, the Company had loan and financing contracts containing restrictive clauses (covenants) typically applied to such agreements, related to cash generation, debt ratios and other. The Company has complied with these restrictive clauses in full and they have not restricted its capacity to conduct its regular business.

d) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base, including sales to municipal governments.

e) Drought risk

The atypical meteorological conditions of the past three years including 2003 resulted in the need to launch institutional campaigns to encourage economical and rational use of water and, which led to a decrease in billed water volumes.

At the same time, higher investments were required to mitigate the drought effects on the Company’s water production systems. This drought period may materially impair the water supply and water volumes billed.

In October 2003, the Company launched a new campaign “Watch the Water Level”, involving advertisements in all media, blitzes throughout the city, presentations and partnerships with customers, suppliers and various segments of society. The campaign’s objective was to call attention to the water supply reservoirs, encouraging the rational use of water and fighting water waste, in addition to promoting increased awareness of the importance of water resources for social and economic development. In addition, in March 2004, the Company publicized the “Water Economy Bonus Program” to be implemented in the metropolitan area of São Paulo to stimulate water consumption reduction by the population, and providing a benefit to those consumers meeting a 20% consumption reduction target, as detailed in Note 25.

f) Valuation of financial instruments

The Company’s main asset and liability financial instruments as of December 31, 2003, and the criteria adopted for their valuation are as follows.

(i) Cash and cash equivalents - Comprise: cash, bank accounts, temporary cash investments, and advance purchases of foreign currencies. Market value approximates the amounts stated in the Company’s balance sheet.

(ii) Debentures - The Company has already settled 2 of its 5 debenture issues. These securities are negotiated in over-the-counter markets, and are stated at amounts that approximate their market value (Note 9).

(iii) Loans and financing - Market value was determined based on the discounted cash flow method, and using available interest rate projections.

20. GROSS REVENUE PER REGION

			Supplementary information

	Corporate law		In constant purchasing power currency

	2003	2002	2003	2002

Metropolitan São Paulo	3,268,768	3,003,854	3,351,058	3,839,990
Inland and Coastal regions of State	1,038,766	958,582	1,065,430	1,225,411
Adjustment to present value, accounts
receivable and unbilled supply	-	-	(38,424)	(35,402)

Total	4,307,534	3,962,436	4,378,064	5,029,999

21. OPERATING COSTS AND EXPENSES

			Supplementary information

	Corporate law		In constant purchasing power currency

	2003	2002	2003	2002

Cost of sales and services:
Payroll and related charges	791,648	652,135	810,699	835,159
General supplies	77,250	68,355	79,152	86,926
Treatment supplies	88,610	77,719	91,218	100,577
Outside services	207,176	211,967	212,281	269,459
Electric power	321,323	265,013	329,416	337,963
General expenses	33,419	34,832	34,291	44,335
Depreciation and amortization	547,722	504,955	1,273,796	1,156,042
PASEP tax credits	(20,314)	-	(20,820)	-
Adjustment to present value of suppliers and contractors	-	-	(3,853)	(4,549)
Gains and losses	-	-	(49)	(36,916)

	2,046,834	1,814,976	2,806,131	2,788,996

Selling expenses:
Payroll and related charges	130,978	100,753	134,067	128,964
General supplies	5,328	4,324	5,460	5,510
Outside services	82,515	89,383	84,703	113,629
Electric power	743	536	764	673
General expenses	37,924	24,825	38,816	31,953
Depreciation and amortization	2,421	2,403	4,754	5,537
Write-off of receivables/Allowance for doubtful accounts	37,625	162,915	40,318	211,246
PASEP tax credits	(232)	-	(237)	-
Adjustment to present value of suppliers and contractors	-	-	(888)	(1,037)
Gains and losses	-	-	1,992	(27,476)

	297,302	385,139	309,749	468,999

Administrative expenses:
Payroll and related charges	110,509	93,436	113,084	119,793
General supplies	3,424	4,134	3,517	5,280
Outside services	39,915	60,303	40,938	76,824
Electric power	816	581	836	739
General expenses	58,661	32,656	59,401	38,694
Depreciation and amortization	14,312	11,717	26,669	22,571
Tax expenses	26,423	23,197	27,126	29,919
PASEP tax credits	(322)	-	(330)	-
Adjustment to present value of suppliers and contractors	-	-	(451)	(745)
Gains and losses	-	-	3,899	(34,089)

	253,738	226,024	274,689	258,986

			Supplementary information

	Corporate law		In constant purchasing power currency

	2003	2002	2003	2002

Costs, selling and administrative expenses:
Payroll and related charges	1,033,135	846,324	810,699	835,159
General supplies	86,002	76,813	326,303	335,683
Treatment supplies	88,610	77,719	100,195	111,367
Outside services	329,606	361,653	337,922	459,912
Electric power	322,882	266,130	331,016	339,375
General expenses	130,004	92,313	132,508	114,982
Depreciation and amortization	564,455	519,075	1,305,219	1,184,150
Tax expenses	26,423	23,197	27,126	29,919
Write-off of receivables/Allowance for doubtful accounts	37,625	162,915	40,318	211,246
PASEP tax credits	(20,868)	-	(21,387)	-
Adjustment to present value - suppliers and contractors	-	-	(5,192)	(6,331)
Gains and losses	-	-	5,842	(98,481)

	2,597,874	2,426,139	3,390,569	3,516,981

Financial expenses:
Interest and other charges on loans and financing - local currency	523,418	461,404	537,308	589,003
Interest and other charges on loans and financing - foreign currency	255,824	276,693	262,559	352,618
Interest on capital (Note 16 (c))	504,089	108,222	510,012	146,695
Interest on capital (reversal)	(504,089)	(108,222)	(510,012)	(146,695)
Other expenses on loans	5,801	774	5,976	1,173
Income tax on remittances abroad	37,355	23,810	38,683	31,419
Other financial expenses	58,612	62,751	60,044	80,887
Monetary variations on loans and financing	144,689	103,597	-	-
Exchange variations on loans and financing	(540,569)	1,345,335	-	-
Other monetary and exchange variations	33,268	3,719	-	-
Reversal of the adjustment to present value of accounts payable - suppliers and contractors	-	-	5,413	6,761
Gains and losses	-	-	(1,108,746)	(317,885)
Provisions	138,440	140,963	141,006	170,755
PASEP tax credits	(18,859)	-	(19,224)	-

Total financial expenses	637,979	2,419,046	(76,981)	914,731

Financial income:
Monetary variations	203,938	35,350	-	-
Income from temporary cash investments	69,958	69,022	71,913	87,135
Reversal of the adjustment to present value of accounts receivable - customers	-	-	38,267	35,366
Gains and losses	-	-	23,569	(553,182)
Interest	37,450	42,863	38,340	55,344
Other	2	15	2	23

Total financial income	311,348	147,250	172,091	(375,314)
COFINS and PASEP (taxes on financial income)	(19,846)	(4,497)	(20,100)	(5,912)

Total financial income, net	291,502	142,753	151,991	(381,226)

Financial expenses (income), net	346,477	2,276,293	(228,972)	1,295,957

22. MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and management in 2003 totaled R$1,478 (2002 - R$921).

23. OPERATING RESULTS BY SEGMENT

	2003
	Water system	Sewage system	Total

Gross revenue from sales	2,190,971	1,756,399	3,947,370
Gross revenue from sales - bulk	262,045	-	262,045
Gross revenue from services	66,110	32,009	98,119

	2,519,126	1,788,408	4,307,534
Taxes on sales and services	(115,590)	(82,060)	(197,650)

Net revenue from sales and services	2,403,536	1,706,348	4,109,884
Cost of sales and services and operating expenses	(1,714,926)	(882,948)	(2,597,874)

Operating profit before financial expenses, net	688,610	823,400	1,512,010

	2002
	Water system	Sewage system	Total

Gross revenue from sales	2,015,206	1,586,181	3,601,387
Gross revenue from sales - bulk	230,481	-	230,481
Gross revenue from services	90,705	39,863	130,568

	2,336,392	1,626,044	3,962,436
Taxes on sales and services	(115,149)	(80,140)	(195,289)

Net revenue from sales and services	2,221,243	1,545,904	3,767,147
Cost of sales and services and operating expenses	(1,634,227)	(791,912)	(2,426,139)

	587,016	753,992	1,341,008

24. EXTRAORDINARY ITEM

As permitted by CVM Resolution No. 371, the Company opted to record, over a five-year period starting in 2002, the R$266,074 actuarial liability determined as of December 31, 2001 and related to the pension plan for its employees.

In accordance with the aforementioned resolution, the amount related to cost of past service will be recorded as an “Extraordinary item” net of taxes, and presented in the statement of operations as follows:

	2003	2002	Total

Extraordinary item	53,215	53,215	106,430
Deferred income and social contribution taxes	(18,093)	(18,093)	(36,186)

Extraordinary item, net	35,122	35,122	70,244

Liability as of December 31, 2001			266,074
Extraordinary item			(106,430)

Balance to be recorded			159,644

25. SUBSEQUENT EVENT

Incentive Program for Water Consumption Reduction

SABESP has implemented the Incentive Program for Water Consumption Reduction, the purpose of which is to encourage the population of the São Paulo Metropolitan Area to reduce water use, in order to help face the water shortage caused by the low rainfall levels and the resulting low water levels in the reservoirs that supply the region.

The program will encompass the municipalities of the Metropolitan Region supplied by the metropolitan aqueduct system and will be effective for six months starting March 15, 2004.

A 20% discount on the water bill, or on the water and sewage bill, will be granted in the months when consumption is reduced by 20% in relation to the average consumption calculated by SABESP, based on the consumption in the same period of the previous year.

Supplementary information

In order to provide improved information to the market, the Company is also presenting as supplementary information its statements of cash flows prepared in accordance with IBRACON Accounting Standard No. 20, considering the principal transactions that affect the Company’s cash and cash equivalents, and its statements of added value prepared in accordance with CVM Circular No. 01/00.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

a) Statements of cash flows

			Supplementary information

	Corporate law		In constant purchasing power currency

	2003	2002	2003	2002

Cash flows from operating activities:
Net income (loss)	833,320	(650,516)	675,785	90,640
Adjustments to reconcile net income (loss) to net cash:
Deferred income and social contribution taxes	16,617	(267,984)	(73,793)	(121,871)
Provision for contingencies	(13,468)	174,440	(13,547)	209,416
Social security charges	77,204	60,098	79,201	78,521
Property items received as donations (Private Sector)	(2,428)	(6,786)	(2,471)	(8,516)
Loss on disposal of property, plant and equipment items	61,654	16,479	145,325	39,170
Write-off of deferred charges	984	-	1,973	-
Gain on sale of property, plant and equipment	(4)	-	(10)	-
Depreciation	544,731	500,954	1,272,445	1,154,373
Amortization	19,724	18,121	32,774	29,777
Interest payable on loans and financing	802,976	752,725	824,591	961,214
Monetary and exchange variations on loans and financing	(396,147)	1,448,933	-	-
Monetary variations on interest on capital	31,098	-
Allowance for doubtful accounts	37,625	162,915	40,318	211,246
Gains (losses):
Loans and financing	-	-	(1,067,106)	(212,012)
Deferred income and social contribution taxes	-	-	14,304	33,562
Provision for contingencies	-	-	(36,188)	(86,594)
Social security charges	-	-	(7,936)	(15,465)

	2,013,886	2,209,379	1,885,665	2,363,461

Decrease (increase) in assets:
Accounts receivable	61,909	(262,414)	138,565	(96,164)
Receivables from shareholder	116,990	(97,250)	127,157	(100,273)
Inventories	334	(755)	2,301	5,199
Recoverable taxes	-	27,415	-	37,335
Other receivables	71,845	(54,777)	79,220	(51,267)
Accounts receivable - noncurrent	(172,681)	(1,392)	(171,603)	1,517
Receivables from shareholder - GESP Agreement	122,574	41,683	175,359	223,768
Receivables from shareholder - GESP	(170,363)	-	(170,363)	-
Indemnities receivable	-	-	12,931	40,912
Escrow deposits	5,931	(7,415)	7,974	(3,635)
Other noncurrent receivables	(10,150)	(16,271)	(8,375)	(16,540)

	26,389	(371,176)	193,166	40,852

			Supplementary information

	Corporate law		In constant purchasing power currency

	2003	2002	2003	2002

Increase (decrease) in liabilities:
Suppliers and contractors	15,323	(44,412)	12,362	(70,119)
Payroll and related charges	49,543	10,438	42,091	(9,363)
Interest on capital payable	(6,685)	-	1,914	(102,570)
Taxes payable	(1,433)	5,732	(8,900)	(15,819)
Other payables	108,961	5,224	105,192	(4,806)
Taxes payable - long-term	208,489	(50,368)	202,083	(88,867)
Other payables - long-term	8,487	-	7,078	(4,457)

	382,685	(73,386)	361,820	(296,001)

Net cash provided by operating activities	2,422,960	1,764,817	2,440,651	2,108,312

Cash flows from investing activities:
Additions to property, plant and equipment	(1,007,260)	(585,979)	(1,021,577)	(740,319)
Sales of property, plant and equipment	7	-	18	-
Increase in deferred charges	(9,469)	(11,223)	(9,748)	(14,011)

Net cash used in investing activities	(1,016,722)	(597,202)	(1,031,307)	(754,330)

Cash flows from financing activities:
Loans and financing - current:
Repayments	-	-	-	-
Loans and financing - long-term
Funding	918,623	457,371	936,459	610,187
Repayments	(1,937,286)	(1,221,794)	(1,990,396)	(1,567,669)
Interest on capital:
Interest on capital paid	(119,521)	(401,309)	(122,489)	(507,952)
Matching of accounts	(401,712)	-	(402,613)	-

Net cash used in financing activities	(1,539,896)	(1,165,732)	(1,579,039)	(1,465,434)

Increase (decrease) in cash and cash equivalents	(133,658)	1,883	(169,695)	(111,452)

Cash and cash equivalents - beginning of year	414,671	412,788	450,708	562,160
Cash and cash equivalents - end of year	281,013	414,671	281,013	450,708

Change in cash and cash equivalents	(133,658)	1,883	(169,695)	(111,452)

Supplementary cash flow information:
Interest and charges paid on loans and financing	856,331	701,752	937,571	898,757
Capitalization of interest and financial charges	(1,559)	17,902	(1,557)	23,956
Income and social contribution taxes paid	130,731	16,595	132,786	22,265
Property items received as donations and/or paid in shares	3,664	15,310	3,742	18,462
COFINS and PASEP taxes paid	154,344	50,481	158,060	66,365

b) Statement of value added

					Supplementary information

	Corporate law				In constant purchasing power currency

	2003		2002		2003		2002

Revenues:
Sales of products and services	4,307,534		3,962,436		4,378,064		5,029,999
Write-off of receivables/
allowance for doubtful accounts	(37,625)		(162,915)		(40,318)		(211,246)
Nonoperating items	(54,050)		(2,864)		(138,482)		(22,390)

	4,215,859		3,796,657		4,199,264		4,796,363

Inputs purchased from third parties:
Raw materials consumed	88,610		77,719		91,218		100,577
Cost of sales and services	629,584		572,663		643,134		692,147
Materials, electric energy, outside services and other	220,728		203,982		230,693		195,055

	938,922		854,364		965,045		987,779

Gross value added	3,276,937		2,942,293		3,234,219		3,808,584
Retentions (depreciation/amortization)	564,455		519,075		1,305,219		1,184,150

Net value added produced by the Company	2,712,482		2,423,218		1,929,000		2,624,434

Value received from third parties:
Financial income	311,348		147,250		172,091		(375,314)

Total undistributed value added	3,023,830		2,570,468		2,101,091		2,249,120

Value added distribution		%		%		%		%

Personnel and payroll charges	975,946	32.3	805,238	31.3	997,063	47.5	1,024,927	45.6
Taxes	580,146	19.2	2,960	0.1	509,386	24.2	227,898	10.1
Financial and rental expenses	634,418	21.0	2,412,786	93.9	(81,143)	(3.9)	905,655	40.3
Net income (loss)	833,320	27.5	(650,516)	(25.3)	675,785	32.2	90,640	4.0

01.01 – IDENTIFICATION
1 –CVM CODE 01444-3	2 – company's name CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –CNPJ 43.776.517/0001-80

INDEX

GROUP	FIGURE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	01
01	02	HEAD-OFFICE	01
01	03	INVESTORS’ RELATIONSHIP OFFICER (Company’s mail address )	01
01	04	REFERENCE / AUDITOR	01
01	05	CAPITAL STOCK COMPOSITION	02
01	06	COMPANY’S DATA	02
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	02
01	08	CASH INCOME DELIBERATED AND/OR PAID	02
01	09	INVESTORS’ RELATIONS OFFICER	02
02	01	BALANCE SHEET – ASSETS	03
02	02	BALANCE SHEET – LIABILITIES	05
03	01	INCOME STATEMENT	07
04	01	INCOME STATEMENT OF CHANGES IN FINANCIAL POSITION	08
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003	09
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2002 TO 12/31/2002	10
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2001 TO 12/31/2001	11
09	01	INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED	12
10	01	MANAGEMENT REPORT	14
11	01	NOTES TO THE FINANCIAL STATEMENTS	46/102

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 28, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.